As filed with the Securities and Exchange Commission on June 28, 2000.

                            File No. 33-
                            File No. 811-8260

      =====================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                       CUNA MUTUAL LIFE INSURANCE COMPANY
                               (Name of Depositor)
                                2000 Heritage Way
                               Waverly, Iowa 50677
              (Address of Depositor's Principal Executive Offices)
                  Depositor's Telephone Number: (319) 352-4090

                            Barbara L. Secor, Esquire
                                2000 Heritage Way
                               Waverly, Iowa 50677
               (Name and Address of Agent for Service of Process)

                 Approximate date of proposed public offering:
 As soon as practicable after the effective date of this Registration Statement

Title of Securities Being Offered: Interest in the Separate Account issued through Variable Annuity Contracts.

The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Sectio n8(a), may determine.

PROSPECTUS                                                               , 2000

================================================================================

                         MEMBERS Choice Variable Annuity

              A Flexible Premium Deferred Variable Annuity Contract

                                    Issued by

                       CUNA Mutual Life Insurance Company

================================================================================

Inside this Prospectus, you will find basic information about the Contract and the Variable Account that you should know before investing. Please read it carefully and keep it for future reference. The Company may sell the Contract to individuals, or to or in connection with retirement plans, including plans that qualify for special federal tax treatment under the Internal Revenue Code of 1986, as amended.

The investment performance of the mutual fund portfolios underlying the Subaccounts you select will affect the Contract Value to the Payout Date, and will affect the size of variable income payments after the Payout Date. You bear the entire investment risk on any amounts you allocate to the Variable Account.

The following mutual funds are available through the Subaccounts of the CUNA Mutual Life Variable Annuity Account:

|_|  Ultra Series Fund
     Money Market Fund
     Bond Fund
     Balanced Fund
     Growth and Income Stock Fund
     Capital Appreciation Stock Fund
     Mid-Cap Stock Fund
     Emerging Growth Fund
     High Income Fund
     International Stock Fund
     Global Securities Fund

This Prospectus must be accompanied by a current prospectus for the Ultra Series Fund.

The Statement of Additional Information ("SAI") contains additional information about the Contract and the Variable Account. You will find its table of contents on the last page of this Prospectus. The SAI has been filed with the Securities and Exchange Commission (SEC) and is incorporated by reference. You may obtain a copy of the SAI dated _____, 2000 free of charge by contacting the Company. Additionally, the SEC maintains a website at http://www.sec.gov that contains the SAI material incorporated by reference and other information.

Investment in a variable annuity contract is subject to risks, including the possible loss of money. Unlike credit union and bank accounts, money invested in the Variable Account is not insured. Money in the Variable Account is not deposited in or guaranteed by any credit union or bank and is not guaranteed by any government agency.

--------------------------------------------------------------------------------
The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

Table of Contents
================================================================================

DEFINITIONS.................................................................1

EXPENSE TABLES..............................................................3

FINANCIAL HIGHTLIGHTS.......................................................5

SUMMARY.....................................................................5
The Contract................................................................5
Charges and Deductions......................................................6
Payout Provisions...........................................................6
Federal Tax Status..........................................................6

CUNA MUTUAL LIFE INSURANCE COMPANY, THE CUNA MUTUAL LIFE VARIABLE ANNUITY
 ACCOUNT, AND THE UNDERLYING FUNDS..........................................6
CUNA Mutual Life Insurance Company..........................................6
CUNA Mutual Life Variable Annuity Account...................................7
The Underlying Funds........................................................7
Availiability of Funds......................................................9
Voting Rights...............................................................9
Material Conflicts..........................................................9
Substitution of Securities.................................................10

DESCRIPTION OF THE CONTRACT................................................10
Issuance of a Contract.....................................................10
Right to Examine...........................................................10
Purchase Payments..........................................................10
Allocation of Purchase Payments............................................10
Contract Value.............................................................11
Transfer Privileges........................................................11
Surrenders (Redemption) and Partial Withdrawals............................13
Contract Loans.............................................................14
Death Benefit Before Payout Date...........................................14
Proportional Adjustment for Partial Withdrawals............................15

MISCELLANEOUS MATTERS......................................................15
Payments...................................................................15
Modification...............................................................16
Reports to Owners..........................................................16
Inquiries..................................................................16

INCOME PAYMENT OPTION......................................................17
Payout Date and Proceeds...................................................17
Election of Income Payment Options.........................................17
Fixed Income Payments......................................................17
Variable Income Payments...................................................17
Description of Income Payment Options......................................18
Death Benefit After the Payout Date........................................19

CHARGES AND DEDUCTIONS.....................................................20
Mortality and Expense Risk Charge..........................................20
Fund Expenses..............................................................20
Annual Contract Fee........................................................20
Transfer Processing Fee....................................................20
Lost Contract Request......................................................20
Premium Taxes..............................................................20
Other Taxes................................................................21

RIDERS AND ENDORSEMENTS....................................................22
Maximum Anniversary Value Death Benefit....................................22
5% Annual Guarantee Death Benefit..........................................22
Enhanced Death Benefit Rider Charges.......................................23

ADVERTISING AND SUBACCOUNT PERFORMANCE SUMMARY.............................23

FEDERAL TAX MATTERS........................................................25
Introduction...............................................................25
Tax Status of the Contract.................................................25
Taxation of Annuities......................................................26
Transfers, Assignments or Exchanges of a Contract..........................28
Withholding................................................................28
Multiple Contracts.........................................................28
Taxation of Qualified Plans................................................29
Possible Charge for the Company's Taxes....................................31
Other Tax Consequences.....................................................31

LEGAL PROCEEDINGS..........................................................32

FINANCIAL STATEMENTS.......................................................32

Definitions
================================================================================

Accumulation Unit
A unit of measure used to calculate Variable Contract Value.

Annuitant
The person or persons named in the application and on whose life the first income payment is to be made. The maximum number of joint Annuitants is two and provisions referring to the death of an Annuitant mean the death of the last surviving Annuitant. Only spouses may be joint Annuitants.

Beneficiary
The person to whom the proceeds payable on the death of an Annuitant will be paid.

Code
The Internal Revenue Code of 1986, as amended.

Contract Anniversary
The same date in each Contract Year as the Contract Issue Date.

Contract Issue Date
The date on which the Company issues the Contract and upon which the Contract becomes effective. This date is shown on the data page of the Contract and is also used to determine Contract Years and Contract Anniversaries.

Contract Value
The total amount invested under the Contract. It is the sum of the Variable Contract Value and the Loan Account Value.

Contract Year
A twelve-month period beginning on the Contract Issue Date or on a Contract Anniversary.

Due Proof of Death
Proof of death satisfactory to the Company. Such proof may consist of the following if acceptable to the Company: (a) a certified copy of the death record; (b) a certified copy of a court decree reciting a finding of death; (c) any other proof satisfactory to the Company.

Fund
An investment portfolio of Ultra Series Fund or any other open-end management investment company or unit investment trust in which a Subaccount invests.

General Account
The assets of the Company other than those allocated to the Variable Account or any other separate account of the Company.

Home Office
The Company's principal office at 2000 Heritage Way, Waverly, Iowa 50677.

Income Payment
One of several periodic payments made by the Company to the Payee under an Income Payment Option.

Income Payment Option
The form of Income Payments selected by the Owner under the Contract.

Income Unit
A unit of measure used to calculate variable Income Payments.

Loan Account
For any Contract, a portion of the Company's General Account to which Contract Value is transferred to provide collateral for any loan taken under the Contract.

Loan Amount
The sum of your loan principal plus any accrued loan interest.

Net Purchase Payment
A purchase payment less any deduction for premium expense charges.

Owner
The person(s) ("you") who own(s) the Contract and who is (are) entitled to exercise all rights and privileges provided in the Contract.

Payee
The Annuitant is the Payee unless the Owner specifies otherwise.

Payout Date
The date on which Payout Proceeds are applied to an Income Payment Option.

Payout Proceeds
The Contract Value less any Loan Amount, less any premium expense charge, less a pro-rated portion of the annual Contract fee, and less any applicable rider charges as of the Payout Date.

Premium Expense Charge
An amount we may deduct from your purchase payments to cover taxes we are charged by your state of residence.

Qualified Contract
A contract that is issued in connection with retirement plans that qualify for special federal income tax treatment under Section(s) 401, 403(b), 408, 408A or 457 of the Code.

Subaccount
A subdivision of the Variable Account, the assets of which are invested in a corresponding Fund.

Subaccount Value
Before the Payout Date, that part of any Net Purchase Payment allocated to the Subaccount plus any Contract Value transferred to that Subaccount, adjusted by interest income, dividends, net capital gains or losses (realized or unrealized), and decreased by withdrawals (including any applicable surrender charges, administrative fee or Premium Expense Charge) and any Contract Value transferred out of that Subaccount.

Surrender Value
The Contract Value less any applicable Premium Expense Charges, annual contract fee, any charge for riders and Loan Amount.

Valuation Day
For each Subaccount, each day that the New York Stock Exchange is open for business except days that the Subaccount's corresponding Fund does not value its shares.

Valuation Period
The period beginning at the close of regular trading on the New York Stock Exchange on any Valuation Day and ending at the close of regular trading on the next succeeding Valuation Day.

Variable Account
CUNA Mutual Life Variable Annuity Account.

Variable Contract Value
The sum of the Subaccount Values.

Written Request
A Written Request or request in a form satisfactory to the Company which is signed by the Owner and received at the Home Office. A Written Request includes a telephone or fax request made pursuant to the terms of an executed telephone or fax authorization, with original signature, on file at the Home Office.

Expense Tables
================================================================================

The following expense information assumes that the entire Contract Value is Variable Contract Value.

Owner Transaction Expenses
     Sales Charge Imposed on
      Purchase Payments................................None
     Transfer Processing Fee...........................None*
Maximum Annual Contract Fee............................$30**

Annual Rider Charges
(as a percentage of monthly average Contract Value)
Maximum Anniversary Value Death
 Benefit Rider.........................................0.15%
5% Annual Guarantee Death Benefit Rider................0.15%

Variable Account Annual Expenses
     (as a percentage of net assets)
     Mortality and Expense Risk Charge.................1.15%
     Total Variable Account Expenses...................1.15%


                              Annual Fund Expenses
                      (as percentage of average net assets)

                                                                           Other                           Total Annual
                  Portfolio Name                       Management Fees    Expenses       12b-1 Fees        Fund Expenses
                  --------------                       ---------------    ---------      ----------        -------------
Money Market Fund                                          0.45%            0.01%           None               0.46%
Bond Fund                                                  0.55%            0.01%           None               0.56%
Balanced Fund                                              0.70%            0.01%           None               0.71%
Growth and Income Stock Fund                               0.60%            0.01%           None               0.61%
Capital Appreciation Stock Fund                            0.80%            0.01%           None               0.81%
Mid-Cap Stock Fund                                         1.00%            0.01%           None               1.01%
Emerging Growth Fund                                       0.75%            0.01%           None               0.76%
High Income Fund                                           0.55%            0.01%           None               0.56%
International Stock Fund                                   1.05%            0.01%           None               1.06%
Global Securities Fund                                     1.00%            0.01%           None               1.01%


* The Company reserves the right to charge a $10 transfer fee on each transfer after the first 12 transfers in any Contract Year.

**TheCompany does not deduct the annual Contract fee if the Contract Value is $25,000 or more.

The tables are intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. The tables reflect the expenses for the Variable Account and for each of the underlying Funds available as investment options for the fiscal year ended December 31, 1999. Expenses of the Funds are not fixed or specified under the terms of the Contract, and actual expenses may vary.


An Owner would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

------------------------------ ------------------------ -----------------------
Subaccount                             1 Year                   3 Years
------------------------------ ------------------------ -----------------------
Money Market
------------------------------ ------------------------ -----------------------
Bond
------------------------------ ------------------------ -----------------------
Balanced
------------------------------ ------------------------ -----------------------
Growth and Income Stock
------------------------------ ------------------------ -----------------------
Capital Appreciation Stock
------------------------------ ------------------------ -----------------------
Mid-Cap Stock Fund
------------------------------ ------------------------ -----------------------
Emerging Growth Fund
------------------------------ ------------------------ -----------------------
High Income Fund
------------------------------ ------------------------ -----------------------
International Stock Fund
------------------------------ ------------------------ -----------------------
Global Securities Fund
------------------------------ ------------------------ -----------------------

The examples provided above assume that no transfer charges, or Premium Expense Charges, have been assessed. The examples also assume that the annual Contract fee is $30 and that the average Contract Value is $42,510, which translates the Contract fee into an assumed 0.0007057% charge for the purposes of the examples based on a $1,000 investment.

The examples should not be considered a representation of past or future expenses. The assumed 5% annual rate of return is hypothetical and should not be considered a representation of past or future annual returns, which may be greater or less than this assumed rate. Also, actual expenses may be greater or less than those shown.

Financial Highlights
================================================================================

Although the Separate Account and many of the Funds have been in existence for some time, the Subaccounts for this contract are new and do not have any history. Accordingly, there is no Subaccount information to report at this time. In future years, the prospectus will contain financial information for each class of Accumulation Units. The value of an Accumulation Unit is determined on the basis of changes in the per share value of the underlying mutual funds and the assessment of various charges.

Summary
================================================================================

The following section summarizes certain provisions that we describe in more detail later in the prospectus.

                                  The Contract

Issuance of a Contract. The Company issues Contracts to individuals or to employers or other groups in connection with retirement plans.

Right to Examine Period. You have the right to return the Contract within 10 days after you receive it and the Company will return the Contract Value or the amount required by law. State or federal law may require additional return privileges. If you return the Contract, it will become void.

Purchase Payments.  Generally, the minimum initial purchase payment is $25,000.

Allocation of Purchase Payments. You may allocate purchase payments to one or more of the Subaccounts of the Variable Account. Each Subaccount invests solely in a corresponding underlying Fund. The investment performance of the Fund(s) will affect the Subaccount in which you invest your money and your Contract Value.

Transfers. On or before the Payout Date, you may transfer all or part of the Contract Value between Subaccount(s) subject to certain restrictions.

No fee is charged for transfers, but the Company reserves the right to charge $10 for each transfer over 12 during a Contract Year.

Partial Withdrawal. You may withdraw part of your Contract's Surrender Value by Written Request to the Company on or before the Payout Date, subject to certain limitations.

Surrender. You may surrender the Contract and receive its Surrender Value, by Written Request to the Company.

                             Charges and Deductions

The Contract contains the following charges and deductions:

Annual Contract Fee. The Contract has an annual Contract fee of $30. (This fee is waived if the Contract Value is $25,000 or more.)

Mortality and Expense Risk Charge. The Company deducts a daily mortality and expense risk charge to compensate it for assuming certain mortality and expense risks. The Company may use any profits from this charge to finance other expenses, including expenses incurred in the administration of the Contracts and in the distribution of the Contracts. The charges are deducted from the Variable Account at a rate of ____ per day which is an annual rate of 1.15%.

Premium Expense Charges. The Company charges for any state or local premium taxes applicable to a Contract. The Company reserves the right to deduct premium taxes at the time it pays such taxes.

Rider Charges. The Company deducts a charge on each Contract Anniversary for each of two optional death benefit riders. This charge is at an annual rate of 0.15% of the average monthly Contract Value for the prior Contract Year.

                                Payout Provisions

You select the Payout Date, subject to certain limitations.

On the Payout Date, the Payout Proceeds will be applied to an Income Payment Option, unless you choose to receive the Surrender Value in a lump sum.

                               Federal Tax Status

Generally, any distribution from your Contract may result in taxable income. In certain circumstances, a 10% penalty tax may apply. For a further discussion of the federal income status of variable annuity contracts, see Federal Tax Matters.

CUNA Mutual Life Insurance Company - The CUNA Mutual Life Variable Annuity Account, and the Funds
================================================================================

                       CUNA Mutual Life Insurance Company

CUNA Mutual Life Insurance Company is a mutual life insurance company originally organized under the laws of Iowa in 1879 and incorporated on June 21, 1882. The Home Office of the Company is located at 2000 Heritage Way, Waverly, Iowa 50677-9202. The telephone number is 1-800-798-5500.

As of December 31, 1999, the Company had more than $4 billion in assets and more than $12 billion of life insurance in force. Effective June 1999, and through the date of this Prospectus, A.M. Best rated the Company A (Excellent). Effective March 1999, and through the date of this Prospectus, Duff & Phelps rated the Company AA. These are the most recent ratings available as of the date of this Prospectus. Periodically, the rating agencies review the ratings of the Company. To obtain the most current ratings, contact the Company at the address or telephone number shown above.

                    CUNA Mutual Life Variable Annuity Account

The Variable Account was established by the Company as a separate account on December 14, 1993. The Variable Account invests in the Funds described below. The Variable Account has been registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Variable Account or of the Company by the SEC. The Variable Account is also subject to the laws of the State of Iowa which regulate the operations of insurance companies domiciled in Iowa.

The Variable Account is divided into Subaccounts. In the future, the number of Subaccounts may change. Each Subaccount invests exclusively in shares of a single corresponding Fund. The income, gains and losses, are credited to or charged against that Subaccount reflect only the Subaccount's investment experience and not the investment experience of the Company's other assets.

Although the assets in the Variable Account are the property of the Company, the assets in the Variable Account attributable to the Contracts are not chargeable with liabilities arising out of any other business which the Company may conduct. The assets of the Variable Account that exceed the Company's liabilities arising under the Contracts may be transferred by the Company to the General Account and used to pay its liabilities. All obligations arising under the Contracts are general corporate obligations of the Company.

The Contracts are distributed by the principal underwriter, CUNA Brokerage Services, Inc., 2000 Heritage Way, Waverly, Iowa 50677. CUNA Brokerage is an indirect wholly-owned subsidiary of CUNA Mutual, and is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

                              The Underlying Funds

The Subaccounts invest in the Ultra Series Fund. The Ultra Series Fund is a management investment company of the series type with one or more Funds. Each is an open-end, management investment company.

The investment objectives and policies of each Fund are summarized below. There is no assurance that any Fund will achieve its stated objectives. More detailed information, including a description of risks and expenses, may be found in the Fund's prospectuses which must accompany or precede this Prospectus. The prospectuses should be read carefully and retained for future reference.

The Ultra Series Fund

Currently, the Ultra Series Fund offers Funds as investment options under the Contracts.

Money Market Fund. This Fund seeks high current income from money market instruments consistent with preservation of capital and liquidity. An investment in the Money Market Fund is neither insured nor guaranteed by the U.S. Government. There can be no assurance that the Money Market Fund will be able to maintain a stable net asset value of $1.00 per share.

Bond Fund. This Fund seeks a high level of current income, consistent with the prudent limitation of investment risk, through investment in a diversified portfolio of fixed-income securities with maturities of up to 30 years. It principally invests in securities of intermediate term maturities.

Balanced Fund. This Fund seeks a high total return through the combination of income and capital growth. It pursues this objective by investing in the types of common stocks owned by the Capital Appreciation Stock Fund and the Growth and Income Stock Fund, the type of bonds owned by the Bond Fund, and the type of money market instruments owned by the Money Market Fund.

Growth and Income Stock Fund. This Fund seeks long-term growth of capital with income as a secondary consideration. It pursues this objective by investing in common stocks of companies with financial and market strengths and long-term records of performance.

Capital Appreciation Stock Fund. This Fund seeks a high level of long-term growth of capital. It pursues this objective by investing in common stocks, including those of smaller companies and of companies undergoing significant change.

Mid-Cap Stock Fund. This Fund seeks long-term capital appreciation by investing in mid-size and small companies. It pursues this objective by purchasing the common stock of generally smaller, less-developed issuers with valuations, fundamentals and/or prospects that are attractive to the investment adviser.

Emerging Growth Fund. This Fund seeks long-term growth of capital through investments primarily in common stock of emerging growth companies.

High Income Fund. This Fund seeks high current income by investing primarily in a diversified portfolio of lower-rated higher-yielding income bearing securities. The Fund also seeks capital appreciation but only when consistent with its primary goal.

International Stock Fund. This Fund seeks long-term growth of capital through investments primarily in common stocks of non-U.S. companies.

Global Securities Fund. This Fund seeks capital appreciation by investing mainly in common stocks of U.S. and foreign companies.

CIMCO Inc.  ("CIMCO") serves as investment  adviser to the Ultra Series Fund and
manages  its  assets  in  accordance   with  general   policies  and  guidelines
established by the trustees of the Ultra Series Fund.

The mutual funds described above are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public. The investment performance and results of the portfolios available under the policy may be lower, or higher, than the investment results of such other (publicly available) portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios available under the policy will be comparable to the investment results of any other mutual fund portfolio, even if the other portfolio has the same investment adviser or manager and the same investment objectives and policies, and a very similar name.

                              Availability of Funds

The Variable Account purchases shares of the Ultra Series Fund in accordance with a participation agreement. If the participation agreement terminates, the Variable Account may not be able to purchase additional shares of the Fund(s) covered by the agreement. Likewise, in certain circumstances, it is possible that shares of a Fund may not be available to the Variable Account even if the participation agreement relating to that Fund has not been terminated. In either even, Owners will no longer be able to allocate purchase payments or transfer Contract Value to the Subaccount investing in that Fund.

                                  Voting Rights

Owners with Variable Contract Value are entitled to certain voting rights for the Funds underlying the Subaccounts in which they are invested. The Company will vote Fund shares attributable to Owners at special shareholder meetings based on instructions from such Owners. However, if the law changes and the Company is allowed to vote in its own right, it may elect to do so.

Owners with voting interests in a Fund will be notified of issues requiring the shareholders' vote as soon as possible before the shareholder meeting.

Notification will contain proxy materials and a form with which to give the Company voting instructions. The Company will vote shares for which no instructions are received in the same proportion as those that are received.

Before the Payout Date, the number of shares which an Owner may vote is determined by dividing the Subaccount Value by the net asset value of that Fund. On or after the Payout Date, an Owner's voting interest, if any, is determined by dividing the dollar value of the liability for future variable Income Payments to be paid from the Subaccount by the net asset value of the Fund underlying the Subaccount. The Company will designate a date for this determination not more than 90 days before the shareholder meeting.

                               Material Conflicts

The Funds are offered through other separate accounts of the Company and directly to employee benefit plans affiliated with the Company. The Company does not anticipate any disadvantages to this. However, it is possible that a conflict may arise between the interest of the variable account and one or more of the other separate accounts in which these Funds participate.

Materials conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the Owners and those of Owners of other types of contacts issues by the Company. If a material conflict occurs, the Company will take steps to protect Owners and variable annuity Payees, including withdrawal of the Variable Account from participation in the Fund(s) involved in the conflict.


                           Substitution of Securities

The Company may substitute, eliminate, or combine shares of another mutual fund for shares already purchased or to be purchased in the future if either of the following occurs:

1)   shares of a current Fund are no longer available for investment; or

2)   further investment in a Fund is inappropriate.

No substitution, elimination, or combination of shares may take place without the prior approval of the SEC and state insurance departments.

DESCRIPTION OF THE CONTRACT
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Issuance of a Contract

In order to purchase a Contract, application must be made through a representative of CUNA Brokerage Services, Inc. ("CUNA Brokerage"). Contracts may be sold to or in connection with retirement plans that do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the Code. Neither the Owner nor the Annuitant may be older than age 85 (78 in Pennsylvania) on the Contract Issue Date.

Right to Examine

Owners have a ten day period to examine the contract. The contract may be returned to the Home Office for any reason within ten days of receipt and the Company will refund the Contract Value or another amount required by law. The refunded Contract Value will reflect the deduction of any contract charges, unless otherwise required by law. State and/or federal law may provide additional return privileges.

Liability of the Variable Account under this provision is limited to the Contract Value in each Subaccount on the date of revocation. Any additional amounts refunded to the Owner will be paid by the Company.

Purchase Payments

Generally, the minimum amount required to purchase a Contract is $25,000.

The minimum size for a subsequent purchase payment is $100, unless the payment is made through an automatic purchase payment plan in which case the minimum size is $25. Purchase payments may be made at any time during the Annuitant's lifetime and before the Payout Date. Additional purchase payments after the initial purchase payment are not required.

The Company reserves the right not to accept: (1) purchase payments received after the Contract Anniversary following the Annuitant's 85th birthday (78th birthday in Pennsylvania), (2) purchase payments of less than $100, and (3) purchase payments in excess of $1 million.

Allocation of Purchase Payments

The Company allocates purchase payments to Subaccounts as instructed by the Owner. An allocation to a Subaccount must be for at least 1% of a purchase payment and be in whole percentages. If the application for a Contract is properly completed and is accompanied by all the information necessary to process it, including payment of the initial purchase payment, the initial Net Purchase Payment will be allocated to one or more of the Subaccounts within two Valuation Days of receipt by the Company. If the application is not properly completed, the Company reserves the right to retain the purchase payment for up to five Valuation Days while it attempts to complete the application. If the application is not complete at the end of the 5-day period, the Company will inform the applicant of the reason for the delay and the initial purchase payment will be returned immediately, unless the applicant specifically consents to the Company retaining the purchase payment until the application is complete. Once the application is complete, the initial Net Purchase Payment will be allocated as designated by the Owner within two Valuation Days.

Contract Value

The Contract Value is the sum of Variable Contract Value,  and the Loan Account.

Determining the Variable Contract Value. The Variable Contract Value is determined at the end of each Valuation Period and reflects the investment experience of the selected Subaccounts, after applicable charges. The value will be the total of the values attributable to the Contract in each of the Subaccounts (i.e., Subaccount Value). The Subaccount Values are determined by multiplying that Subaccount's Accumulation Unit value by the number of Accumulation Units.

Determination of Number of Accumulation Units. Any Subaccount is converted into Accumulation Units of that Subaccount. The number of Accumulation Units is determined by dividing the dollar amount being allocated or transferred to a Subaccount by the Accumulation Unit value for that Subaccount. The number of Accumulation Units is increased by additional purchase payments or allocations. The number of Accumulation Units does not change as a result of investment experience.

Any Contract Value transferred, surrendered or deducted from a Subaccount is processed by canceling or liquidating Accumulation Units. The number of Accumulation Units canceled is determined by dividing the dollar amount being removed from a Subaccount by the Accumulation Unit value.

Determination of Accumulation Unit Value. The Accumulation Unit value for a Subaccount is calculated for each Valuation Period by subtracting (2) from (1) and dividing the result by (3), where:

     (1)  Is:

          (a) the net assets of the Subaccount as of the end of the Valuation Period;

          (b) plus or minus the net charge or credit with respect to any taxes paid or any amount set aside as a provision for taxes during the Valuation Period.

     (2)  The  daily   charge  for   mortality   and   expense   risks  and  for
          administration  multiplied  by the  number  of days  in the  Valuation
          Period.

     (3) The number of Accumulation Units outstanding as of the end of the Valuation Period.

The value of an Accumulation Unit may increase or decrease as a result of investment experience.

Transfer Privileges

General. Before the Payout Date, the Owner may make transfers between the Subaccounts as described below.

Amounts transferred to a Subaccount will receive the Accumulation Unit value next determined after the transfer request is received.

Subject to the above, there is currently no limit on the number of transfers that can be made among or between Subaccounts.

Transfers may be made by Written Request or by telephone.

The Company will send a written confirmation of all transfers made pursuant to telephone instructions. The Company will use reasonable procedures to confirm that telephone instructions are genuine and will not be liable for following telephone instructions that are reasonably determined to be genuine.

The Company may modify or terminate the transfer privileges at any time for any reason.

Dollar-Cost Averaging. Dollar Cost Averaging is a long-term transfer program that allows you to make regular (monthly, quarterly, semi-annual or annual) level investments over time. The level investments will purchase more Accumulation Units when their value is lower and fewer units when their value is higher. Over time, the cost per unit averages out to be less than if all purchases had been made at the highest value and greater than if all purchases had been made at the lowest value. If continued over an extended period of time, the dollar-cost averaging method of investment reduces the risk of making purchases only when the price of Accumulation Units is high. It does not guarantee a profit or protect against a loss.

Dollar Cost Averaging (DCA) Transfers. An Owner may choose to systematically or automatically transfer (on a monthly, quarterly, semi-annual or annual basis) a specified dollar amount from the Money Market Subaccount to one or more Subaccounts.

Portfolio Rebalancing. An Owner may instruct the Company to automatically transfer (on a monthly, quarterly, semi-annual or annual basis) Variable Contract Value between and among specified Subaccounts in order to achieve a particular percentage allocation of Variable Contract Value among the Subaccounts. Owners may start and stop automatic Variable Contract Value rebalancing at any time and may specify any percentage allocation of Contract Value between or among as many Subaccounts as are available at the time the rebalancing is elected. (If an Owner elects automatic Variable Contract Value rebalancing without specifying such percentage allocation(s), the Company will allocate Variable Contract Value in accordance with the Owner's currently effective purchase payment allocation schedule.) If the Owner does not specify a frequency for rebalancing, we will rebalance quarterly.

Other Types of Automatic Transfers. An Owner may also choose to systematically or automatically transfer (on a monthly, quarterly, semi-annual or annual basis) Variable Contract Value from one Subaccount to another. Such automatic transfers may be: (1) a specified dollar amount, (2) a specified number of Accumulation Units, (3) a specified percent of Variable Contract Value in a particular Subaccount, or (4) in an amount equal to the excess of a specified amount of Variable Contract Value in a particular Subaccount.

The minimum DCA or automatic transfer amount is the equivalent of $100 per month. If less than $100 remains in the Subaccount from which transfers are being made, the entire amount will be transferred. The amount transferred to a Subaccount must be at least 1% of the amount transferred and must be stated in whole percentages. Once elected, automatic transfers remain in effect until the earliest of: (1) the Variable Contract Value in the Subaccount from which transfers are being made is depleted to zero; (2) the Owner cancels the election; or (3) for three successive months, the Variable Contract Value in the Subaccount from which transfers are being made has been insufficient to implement the automatic transfer instructions. The Company will notify the Owner when automatic transfer instructions are no longer in effect. There is no additional charge for using automatic transfers. The Company reserves the right to stop the automatic transfer programs.

Surrenders (Redemption) and Partial Withdrawals

Surrender. At any time before the Payout Date, the Owner may surrender the Contract and receive its Surrender Value. The Surrender Value will be paid in a lump sum unless the Owner requests payment under an Income Payment Option.

Partial Withdrawals. At any time before the Payout Date, an Owner may make withdrawals of the Surrender Value. There is no minimum amount which may be withdrawn but the maximum amount is that which would leave the remaining Surrender Value equal to $2,000. A partial withdrawal request that would reduce the Surrender Value to less than $2,000 is treated as a request for a full surrender of the Contract. The Company will withdraw the amount requested on the Valuation Day the request is received.

The Owner may specify the amount of the partial withdrawal to be made from Subaccounts. If the Owner does not so specify, or if the amount in the designated Subaccounts not enough to comply with the request, the partial withdrawal will be made proportionately from the accounts.

Systematic Withdrawals. An Owner may elect to receive periodic partial withdrawals under the Company's systematic withdrawal plan. Under the plan, the Company will make partial withdrawals (on a monthly, quarterly, semi-annual or annual basis) from designated Subaccounts. Such withdrawals must be at least $100 each and may only be made from Variable Contract Value. Generally, Owners must be at least age 59 1/2 to participate in the systematic withdrawal plan unless they elect to receive substantially equal periodic payments.

The withdrawals may be: (1) a specified dollar amount, (2) a specified whole number of Accumulation Units, (3) a specified whole percent of Variable Contract Value in a particular Subaccount, (4) in an amount equal to the excess of a specified amount of Variable Contract Value in a particular Subaccount, and (5) in an amount equal to an Owner's required minimum distribution under the Code.

Participation in the systematic withdrawal plan will terminate on the earliest of the following events: (1) the Variable Contract Value in a Subaccount from which partial withdrawals are being made becomes zero, (2) a termination date specified by the Owner is reached, or (3) the Owner requests that his or her participation in the plan cease.

Restrictions on Distributions from Certain Types of Contracts. There are certain restrictions on surrenders of and partial withdrawals from Contracts used as funding vehicles for Code Section 403(b) retirement programs. Section 403(b)(11) of the Code restricts the distribution under Section 403(b) annuity contracts of: (i) elective contributions made in years beginning after December 31, 1988;
(ii) earnings on those contributions; and (iii) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distributions of those amounts may only occur upon the death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

Other restrictions with respect to the election, commencement, or distribution of benefits may apply under Qualified Contracts or under the terms of the plans in respect of which Qualified Contracts are issued.

There are federal income tax consequences to surrenders and partial withdrawals. Owners should consult with their tax adviser. The Company reserves the right to stop offering the systematic withdrawal plan at any time.

Contract Loans

Owners of Contracts issued in connection with retirement programs meeting the requirements of Section 403(b) of the Code (other than those programs subject to Title 1 of the Employee Retirement Income Security Act of 1974) may borrow from the Company using their Contracts as collateral. Loans are subject to the terms of the Contract, the retirement program and the Code. Loans are described in more detail in the SAI.

Death Benefit Before the Payout Date

Death of an Owner. If any Owner dies before the Payout Date, any surviving Owner becomes the sole Owner. If there is no surviving Owner, the Annuitant becomes the new Owner unless the deceased Owner was also the Annuitant. If the sole deceased Owner was also the Annuitant, then the provisions relating to the death of an Annuitant (described below) will govern unless the deceased Owner was one of two joint Annuitants. In the latter event, the surviving Annuitant becomes the Owner.

The following options are available to a sole surviving Owner or a new Owner:

     (1) If the Owner is the spouse of the deceased Owner, he or she may continue the Contract as the new Owner.

     (2) If the Owner is not the spouse of the deceased Owner he or she may elect, within 60 days of the date the Company receives Due Proof of
          Death:

          (a) to receive the Surrender Value in a single sum within 5 years of the deceased Owner's death; or

          (b) to apply the Surrender Value within 1 year of the deceased Owner's death to one of the Income Payment Options provided that payments under the option are payable over the new Owner's life or over a period not greater than the new Owner's life expectancy.

If he or she does not elect one of the above options, the Company will pay the Surrender Value five years from the date of the deceased Owner's death.

Under any of these options, sole surviving Owners or new Owners may exercise all Ownership rights and privileges from the date of the deceased Owner's death until the date that the Surrender Value is paid.

Death of the Annuitant. If the Annuitant dies before the Payout Date, the Company will pay the death benefit described below to the Beneficiary named by the Owner in a lump sum. (Owners and Beneficiaries also may name successor Beneficiaries.) If there is no surviving Beneficiary, the Company will pay the death benefit to the Owner or the Owner's estate. In lieu of a lump sum payment, the Beneficiary may elect, within 60 days of the date the Company receives due proof of the Annuitant's death, to apply the death benefit to an Income Payment Option.

If the Annuitant who is also an Owner dies, the provisions described immediately above apply except that the Beneficiary may only apply the death benefit payment to an Income Payment Option if:

     (1) payments under the option begin within 1 year of the Annuitant's death; and

     (2) payments under the option are payable over the Beneficiary's life or over a period not greater than the Beneficiary's life expectancy.

Basic Death Benefit. If the Annuitant is age 75 or younger on the Contract Issue Date, the basic death benefit is an amount equal to the greater of:

     (1) aggregate Net Purchase Payments made under the Contract less a proportional adjustment for partial withdrawals as of the date the Company receives Due Proof of Death of the deceased;

     (2)  Contract Value as of the date the Company receives Due Proof of Death;
          or

For Contracts issued after the Annuitant's 76th birthday, the death benefit is always equal to the Contract Value as of the date the Company receives due proof of the Annuitant's death. The death benefit will be reduced by any outstanding Loan Amount and any applicable Premium Expense Charges not previously deducted.

The contract also offers additional guaranteed death benefit choices as riders to the contract. These additional choices enhance the death benefit and are available at an additional charge. Please see the Riders section for more details.

Proportional Adjustment for Partial Withdrawals

When calculating the death benefit amount, as described above, an adjustment is made to aggregate Net Purchase Payments for partial withdrawals taken from the contract. The proportional adjustment for partial withdrawals is calculated by dividing (1) by (2) and multiplying the result by (3) where:

(1)  Is the partial withdrawal amount;

(2)  Is the Contract Value immediately prior to the partial withdrawal; and

(3) Is the sum of Net Purchase Payments immediately prior to the partial withdrawal less any adjustment for prior partial withdrawals.

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MISCELLANEOUS MATTERS
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Payments

Any surrender, partial withdrawal, Contract loan or death benefit usually will be paid within seven days of receipt of a Written Request, any information or documentation reasonably necessary to process the request, and (in the case of a death benefit) receipt and filing of Due Proof of Death. However, payments may be postponed if:

     (1) the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the exchange is restricted as determined by the SEC; or

     (2)  the SEC permits the postponement for the protection of Owners; or

     (3) the SEC determines that an emergency exists that would make the disposal of securities held in the Variable Account or the determination of the value of the Variable Account's net assets not reasonably practicable.

If a recent check or draft has been submitted, the Company has the right to delay payment until it has assured itself that the check or draft has been honored.

Modification

Upon notice to the Owner, the Company may modify the Contract:

(1) to permit the Contract or the Variable Account to comply with any applicable law or regulation issued by a government agency; or

(2) to assure continued qualification of the Contract under the Code or other federal or state laws relating to retirement annuities or variable annuity contracts; or

(3)  to reflect a change in the operation of the Variable Account; or

(4)  to provide for the addition or substitution of investment options.

(5)  to combine the Variable Account with any of our other separate accounts; or

(6) to eliminate or combine any Subaccounts and transfer the assets of any Subaccount to any other Subaccount; or

(7) to add new Subaccounts and make such Subaccounts available to any class of contracts as we deem appropriate; or

(8) to substitute a different Fund for any existing Fund, if shares or units of a Fund are no longer available for investment or if we determine that investment in a Fund is no longer appropriate; or

(9) to deregister the Variable Account under the 1940 Act if such registration is no longer required; or

(10) to operate the Variable Account as a management investment company under the 1940 Act (including managing the Variable Account under the direction of a committee) or in any other form permitted by law; or

(11) to restrict or eliminate any voting rights of Owners or other persons having such rights as to the Variable Account; or

(12) to make any other changes to the Variable Account or its operations as may be required by the 1940 Act or other applicable law or regulation.

In the event of most such modifications, the Company will make appropriate endorsement to the Contract.

Reports to Owners

At least annually, the Company will mail to each Owner, at such Owner's last known address of record, a report setting forth the Contract Value (including the Contract Value in each Subaccount ) of the Contract, purchase payments paid and charges deducted since the last report, partial withdrawals made since the last report and any further information required by any applicable law or regulation.

Inquiries

Inquiries regarding a Contract may be made in writing to the Company at its Home Office.

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INCOME PAYMENT OPTIONS
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Payout Date and Proceeds

The Owner selects the Payout Date. For Non-Qualified Contracts, the Payout Date may not be after the later of the Contract Anniversary following the Annuitant's 85th birthday or 10 years after the Contract Issue Date. For Qualified Contracts, the Payout Date must be no later than the Annuitant's age 70 1/2 or any other date meeting the requirements of the Code.

The Owner may change the Payout Date subject to the following limitations: (1) the Owner's Written Request must be received at the Home Office at least 30 days before the current Payout Date, and (2) the requested Payout Date must be a date that is at least 30 days after receipt of the Written Request.

On the Payout Date, the Payout Proceeds will be applied under the life Income Payment Option with ten years guaranteed, unless the Owner elects to have the proceeds paid under another payment option or to receive the Surrender Value in a lump sum. Unless the Owner instructs the Company otherwise, amounts in the Variable Account will be used to provide a variable Income Payment Option.

The Payout Proceeds equal the Contract Value:

     (1) minus the pro-rated portion of the annual Contract fee or rider charges (unless the Payout Date falls on the Contract Anniversary);

     (2)  minus any applicable Loan Amount; and

     (3)  minus any applicable Premium Expense Charges not yet deducted.

Election of Income Payment Options

On the Payout Date, the Payout Proceeds will be applied under an Income Payment Option, unless the Owner elects to receive the Surrender Value in a single sum. If an election of an Income Payment Option is not on file at the Home Office on the Payout Date, the proceeds will be paid as life income with payments for ten years guaranteed. An Income Payment Option may be elected, revoked, or changed by the Owner at any time before the Payout Date while the Annuitant is living. The election of an option and any revocation or change must be made by Written Request. The Owner may elect to apply any portion of the Payout Proceeds to provide either variable Income Payments or fixed Income Payments or a combination of both.

The Company reserves the right to refuse the election of an Income Payment Option other than paying the Payout Proceeds in a lump sum if the total amount applied to an Income Payment Option would be less than $2,500, or each Income Payment would be less than $20.00.

Fixed Income Payments

Fixed Income Payments are periodic payments from the Company to the designated Payee, the amount of which is fixed and guaranteed by the Company. The amount of each payment depends only on the form and duration of the Income Payment Option chosen, the age of the Annuitant, the gender of the Annuitant (if applicable), the amount applied to purchase the Income Payments and the applicable income purchase rates in the Contract. The income purchase rates in the Contract are based on a minimum guaranteed interest rate of 3.5%. The Company may, in its sole discretion, make Income Payments in an amount based on a higher interest rate.

Variable Income Payments

The dollar amount of the first variable Income Payment is determined in the same manner as that of a fixed Income Payment. Variable Income Payments after the first payment are similar to fixed Income Payments except that the amount of each payment varies to reflect the net investment performance of the Subaccount(s) selected by the Owner or Payee.

The net investment performance of a Subaccount is translated into a variation in the amount of variable Income Payments through the use of Income Units. The amount of the first variable Income Payment associated with each Subaccount is applied to purchase Income Units at the Income Unit value for the Subaccount as of the Payout Date. The number of Income Units of each Subaccount attributable to a Contract then remains fixed unless an exchange of Income Units is made as described below. Each Subaccount has a separate Income Unit value that changes with each Valuation Period in substantially the same manner as do Accumulation Units of the Subaccount.

The dollar value of each variable Income Payment after the first is equal to the sum of the amounts determined by multiplying the number of Income Units by the Income Unit value for the Subaccount for the Valuation Period which ends immediately preceding the date of each such payment. If the net investment return of the Subaccount for a payment period is equal to the pro-rated portion of the 3.5% annual assumed investment rate, the variable Income Payment for that period will equal the payment for the prior period. To the extent that such net investment return exceeds an annualized rate of 3.5% for a payment period, the payment for that period will be greater than the payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 3.5%, the payment for that period will be less than the payment for the prior period.

After the Payout Date, a Payee may change the selected Subaccount(s) by Written Request up to four times per Contract Year. Such a change will be made by exchanging Income Units of one Subaccount for another on an equivalent dollar value basis. See the Statement of Additional Information for examples of Income Unit value calculations and variable Income Payment calculations.

Description of Income Payment Options

Option 1 - Interest Option. (Fixed Income Payments Only) The proceeds are left with the Company to earn interest at a compound annual rate to be determined by the Company but not less than 3.5%. Interest will be paid every month or every 12 months as the Owner or Payee selects. Under this option, the Payee may withdraw part or all of the proceeds at any time. This option may not be available in all states.

Option 2 - Installment Option. The proceeds are paid out in monthly installments for a fixed number of years between 5 and 30. In the event of the Payee's death, a successor Payee may receive the payments or may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

If variable Income Payments are elected under Option 2, the Payee may elect to receive the commuted value of any remaining payments in a lump sum. The commuted value of the payments will be calculated as described in the contract.

Option 3A - Life Income Guaranteed Period Certain. The proceeds are paid in monthly installments during the Payee's lifetime with the guarantee that payments will be made for a period of five, ten, fifteen, or twenty years. In the event of the Payee's death before the expiration of the specified number of years, a successor Payee may receive the remaining payments or may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

Option 3B - Life Income. The same as Option 3A except that payments are not guaranteed for a specific number of years but only for the lifetime of the Payee. Under this option, a Payee could receive only one payment if the Payee dies after the first payment, two payments if the Payee dies after the second payment, etc.

Option 4 - Joint and Survivor Life Income - 10 Year Guaranteed Period Certain. The proceeds are paid out in monthly installments for as long as either of two joint Annuitants remain alive. If after the second Annuitant dies, payments have been made for fewer than 10 years, payments will be made to any successor Payee who was not a joint Annuitant or such successor Payee may elect to receive the present value of the remaining payments (computed as described in the Contract) in a lump sum. If there is no such successor Payee or if the successor Payee dies, the present value of the remaining payments will be paid to the estate of the last surviving Payee.

The minimum amount of each fixed payment and the initial payment amount for variable income payout options will be determined from the tables in the Contract that apply to the particular option using the Payee's age (and if applicable, gender). Age will be determined from the last birthday at the due date of the first payment.

Alternate Payment Option. In lieu of one of the above options, the Payout Proceeds or death benefit, as applicable, may be applied to any other payment option made available by the Company or requested and agreed to by the Company.

Death Benefit After the Payout Date

If an Owner dies after the Payout Date, any surviving Owner becomes the sole Owner. If there is no surviving Owner, the Payee receiving Income Payments becomes the new Owner. Such Owners will have the rights of Owners during the annuity period, including the right to name successor Payees if the deceased Owner had not previously done so. The death of an Annuitant after the Payout Date will have the effect stated in the Income Payment Option pursuant to which Income Payments are being made.

CHARGES AND DEDUCTIONS
================================================================================

Mortality and Expense Risk Charges

The Company deducts a mortality and expense risk charge from the Variable Account. The charges are computed on a daily basis, and are equal to an annual rate of 1.15% of the average daily net assets of the Variable Account.

The mortality risk the Company assumes is that Annuitants may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each Payee is assured that longevity will not have an adverse effect on the Income Payments received. The mortality risk that the Company assumes also includes a guarantee to pay a death benefit if the Annuitant dies before the Payout Date. The expense risk that the Company assumes is the risk that the administrative fees and transfer fees (if imposed) may be insufficient to cover actual future expenses.

The  Company may use any profits  from this  charge to finance  other  expenses,
including   expenses  incurred  in  the  administration  of  the  Contracts  and distribution expenses related to the Contracts.

Fund Expenses

Because the Variable Account purchases shares of the Funds, the net assets of the Variable Account will reflect the investment management fees and other operating expenses incurred by such Funds.

Annual Contract Fee

On each Contract Anniversary before the Payout Date, the Company deducts an annual Contract fee of $30 to pay for administrative expenses. The fee is deducted from each Subaccount based on a proportional basis. The annual Contract fee also is deducted upon surrender of a Contract on a date other than a Contract Anniversary. A pro-rated portion of the fee is deducted upon application to an income payment option. After the Payout Date, the annual Contract fee is deducted from variable Income Payments. The Company does not deduct the annual Contract fee on Contracts with a Contract Value of $25,000 or more on the Contract Anniversary. The Contract fee will not be charged after the Payout Date when a Contract with a Contract Value of $25,000 or more has been applied to a payout option.

Transfer Processing Fee

Currently no fee is charged for transfers. However, the Company reserves the right to charge $10 for the 13th transfer and each additional transfer during a Contract Year. Each Written Request is considered to be one transfer, regardless of the number of Subaccounts affected by the transfer. The transfer fee is deducted from the account from which the transfer is made. If a transfer is made from more than one account at the same time, the transfer fee is deducted pro-rata from the account.

Lost Contract Request

You can obtain a certification of your contract at no charge. There will be a $30 charge for a duplicate contract.

Premium Taxes

Various states and other governmental entities levy a premium tax on annuity contracts issued by insurance companies. Premium tax rates currently range from 0% to 3.5%. This range is subject to change. If premium taxes are applicable to a Contract, the jurisdiction may require payment (a) from purchase payments as they are received, (b) from Contract Value upon withdrawal or surrender, (c) from Payout Proceeds upon application to an Income Payment Option, or (d) upon payment of a death benefit. The Company will forward payment to the taxing jurisdiction when required by law. Although the Company reserves the right to deduct premium taxes at the time such taxes are paid to the taxing authority, currently the Company does not deduct premium tax from the Owner's Contract Value until the Contract is annuitized.

Other Taxes

Currently, no charge is made against the Variable Account for any federal, state or local taxes (other than premium taxes) that the Company incurs or that may be attributable to the Variable Account or the Contracts. The Company may, however, make such a charge in the future from Surrender Value, death benefits or Income Payments, as appropriate.

RIDERS AND ENDORSEMENTS
================================================================================

Maximum Anniversary Value Death Benefit

This rider provides a minimum death benefit equal to the maximum anniversary value less any Loans Amount and Premium Expense Charges not previously deducted. On the issue date, the maximum anniversary value is equal to the initial Net Purchase Payment. After the issue date, the maximum anniversary value will be calculated on three different dates:

(1)  the date an additional purchase payment is received by the company,
(2)  the date of payment of a partial withdrawal, and
(3)  on each Contract Anniversary.

When a purchase payment is received, the maximum anniversary value is equal to the most recently calculated maximum anniversary value plus the Net Purchase Payment. When a partial withdrawal is paid, the maximum anniversary value is equal to the most recently calculated maximum anniversary value less an adjustment for the partial withdrawal. The adjustment for each partial withdrawal is (1) divided by (2) with the result multiplied by (3) where:

(1)  is the partial withdrawal amount;
(2)  is the Contract Value immediately prior to the partial withdrawal; and
(3) is the most recently calculated maximum anniversary value less any adjustments for prior partial withdrawals.

This rider is available for Annuitant's age 75 or less on the issue date. This rider may not be available in all states.

5% Annual Guarantee Death Benefit

This rider provides a minimum death benefit equal to the 5% annual guarantee death benefit less any Loan Amount and Premium Expense Charges not previously deducted. On the Issue Date the 5% annual guarantee value is equal to the initial Net Purchase Payment. Thereafter, the 5% annual guarantee value on each Contract Anniversary is the lessor of:

(1) the sum of all Net Purchase Payments received minus an adjustment for partial withdrawals plus interest compounded at a 5% annual effective rate; or
(2)  200% of all Net Purchase Payments received.

The adjustment for each partial withdrawal is equal to (1) divided by (2) with the result multiplied by (3) where:

(1)  is the partial withdrawal amount;
(2)  is the Contract Value immediately prior to the withdrawal; and
(3) is the 5% annual guarantee death benefit immediately prior to the withdrawal, less any adjustments for earlier withdrawals.

This rider is available for Annuitant's age 75 or less on the issue date. This rider may not be available in all states.

Enhanced Death Benefit Rider Charges

Each death benefit rider will carry an annual charge of 0.15% of Contract Value. This charge will be assessed on each Contract Anniversary . The charge will be based on the average Contract Value for the previous 12 months. The charge will be deducted from the Subaccounts pro-rata. A pro-rata portion of this charge will be deducted upon contract surrender if the contract is surrendered on a date other than the Contract Anniversary.

ADVERTISING AND SUBACCOUNT PERFORMANCE SUMMARY
================================================================================

From time to time, the Company may advertise or include in sales literature yields, effective yields and total returns for the Subaccounts. These figures are based on historical earnings and do not indicate or project future performance. The Company also may, from time to time, advertise or include in sales literature Subaccount performance relative to certain performance rankings and indices compiled by independent organizations. More detailed information as to the calculation of performance appears in the Statement of Additional Information.

Effective yields and total returns for the Subaccounts are based on the investment performance of the corresponding Fund. The performance of a Fund in part reflects its expenses. See the prospectuses for the Funds.

The yield of the Money Market Subaccount refers to the annualized income generated by an investment in the Subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Subaccount (except the Money Market Subaccount) refers to the annualized income generated by an investment in the Subaccount over a specified 30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each month over a 12-month period and is shown as a percentage of the investment.

The total return of a Subaccount refers to return quotations assuming an investment under a Contract has been held in the Subaccount for various periods of time. For periods prior to the date the Variable Account commenced operations, non-standard performance information will be calculated based on the performance of the various Funds and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Funds, with the level of Contract charges that were in effect at the inception of the Subaccounts for the Contracts. When a Subaccount has been in operation for one, five, and ten years, respectively, the total standard returns for these periods will be provided.

The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. Average annual total return information shows the average annual percentage change in the value of an investment in the Subaccount from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied against the Subaccount (excluding any deductions for premium taxes).

In addition to the standard version described above, total return performance information computed on two different non-standard bases may be used in advertisements or sales literature. Average annual total return information may be presented, computed on the same basis as described above. In addition, the Company may from time to time disclose cumulative total returns for Contracts funded by Subaccounts.

From time to time, yields, standard average annual total returns, and non-standard total returns for the Funds may be disclosed, including such disclosures for periods prior to the date the Variable Account commenced operations.

Non-standard performance data will only be disclosed if the standard performance data for the required periods is also disclosed. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information.

In advertising and sales literature, the performance of each Subaccount may be compared with the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment portfolios of mutual funds with investment objectives similar to the Subaccount. Lipper Analytical Services, Inc. ("Lipper"), Variable Annuity Research Data Service ("VARDS") and Morningstar, Inc. ("Morningstar") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's and Morningstar's rankings include variable life insurance issuers as well as variable annuity issuers. VARDS's rankings compare variable life and variable universal life issuers. The performance analyses prepared by Lipper, VARDS and Morningstar each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which Funds provide the highest total return within various categories of Funds defined by the degree of risk inherent in their investment objectives.

Advertising and sales literature may also compare the performance of each Subaccount to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for transaction costs or expenses of operating and managing an investment portfolio. The Lehman Bond Indexes represent unmanaged groups of securities of various issuers and terms to maturity which are representative of bond market performance. The Consumer Price Index is a statistical measure of changes in the prices of goods and services over time published by the U.S. Bureau of Labor Statistics. Lipper Performance Summary Averages represent the average annual total return of all the Funds (within a specified investment category) that are covered by the Lipper Analytical Services Variable Insurance Products Performance Analysis Service. Other independent ranking services and indices may also be used for performance comparisons.

The Company may also report other information including the effect of tax-deferred compounding on a Subaccount's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts. All income and capital gains derived from Subaccount investments are reinvested on a tax-deferred basis which can lead to substantial long-term accumulation of assets, provided that the Subaccount investment experience is positive.

FEDERAL TAX MATTERS
================================================================================

The Following Discussion is General and Is Not Intended as Tax Advice

Introduction

This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contract. Any person concerned about specific tax implications should consult a competent tax adviser before making a transaction. This discussion is based upon the Company's understanding of the present federal income tax laws, as they are currently interpreted by the Internal Revenue Service ("IRS"). No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the IRS. Moreover, no attempt has been made to consider any applicable state or other tax laws.

The Contract may be purchased on a non-qualified basis or purchased and used in connection with plans qualifying for favorable tax treatment. The Qualified
Contract is designed for use by individuals whose purchase payments are comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), 408, 408A or 457 of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, or Income Payments, and on the economic benefit to the Owner, the Annuitant, or the Beneficiary depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on the Company's tax status. In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a Qualified Contract in order to continue receiving favorable tax treatment. Therefore, purchasers of Qualified Contracts should seek competent legal and tax advice regarding the suitability of a Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of a Contract. The following discussion assumes that Qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

Tax Status of the Contract

Diversification Requirements. Section 817(h) of the Code provides that separate account investment underlying a contract must be "adequately diversified" in accordance with Treasury regulations in order for the contract to qualify as an annuity contract under Section 72 of the Code. The Variable Account, through each underlying Fund, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in the various Subaccounts may be invested. Although the Company does not have direct control over the Funds in which the Variable Account invests, we believe that each Fund in which the Variable Account owns shares will meet the diversification requirements, and therefore, the Contract will be treated as an annuity contract under the Code.

Owner Control. In certain circumstances, Owners of variable annuity contracts may be considered the Owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity Owner's gross income. The IRS has stated in published rulings that a variable Owner will be considered the Owner of separate account assets if the Owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company, to be treated as the Owner of the assets in the account." This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Subaccounts without being treated as Owners of the underlying assets."

The ownership rights under the Contracts are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that Owners were not Owners of separate account assets. For example, the Owner of a Contract has the choice of one or more Subaccounts in which to allocate Net Purchase Payments and Contract Values, and may be able to transfer among Subaccounts more frequently than in such rulings. These differences could result in an Owner being treated as the Owner of the assets of the Variable Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent the Owner from being considered the Owner of the assets of the Variable Account.

Required  Distributions.  In order to be  treated  as an  annuity  contract  for federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to provide that: (a) if any Owner dies on or after the Payout Date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death; and (b) if any Owner dies prior to the Payout Date, the entire interest in the contract will be distributed within five years after the date of the Owner's death. These requirements will be considered satisfied as to any portion of the Owner's interest which is payable to or for the benefit of a "designated Beneficiary" and which is distributed over the life of such Annuitant or over a period not extending beyond the life expectancy of that Annuitant, provided that such distributions begin within one year of that Owner's death. The Owner's "designated Beneficiary" is the person designated by such Owner as an Annuitant and to whom ownership of the contract passes by reason of death and must be a natural person. However, if the Owner's "designated Annuitant" is the surviving spouse of the Owner, the contract may be continued with the surviving spouse as the new Owner.

The Non-Qualified Contracts contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. The Company intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

Taxation of Annuities

The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.

In General. Section 72 of the Code governs taxation of annuities in general. The Company believes that an Owner who is a natural person is not taxed on increases in the value of a Contract until distribution occurs by withdrawing all or part of the Contract Value (e.g., partial withdrawals and surrenders) or as Income Payments under the payment option elected. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Contract Value (and in the case of a Qualified Contract, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or payment option) is taxable as ordinary income.

Any annuity Owner who is not a natural person generally must include in income any increase in the excess of the Contract Value over the "investment in the contract" during the taxable year. There are some exceptions to this rule, and a prospective Owner that is not a natural person may wish to discuss these with a competent tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

Partial Withdrawals. In the case of a partial withdrawal from a Qualified Contract, under Section 72(e) of the Code, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the participant's total accrued benefit or balance under the retirement plan. The "investment in the contract" generally equals the portion, if any, of any purchase payments paid by or on behalf of the individual under a Contract which were not excluded from the individual's gross income. For Contracts issued in connection with qualified plans, the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from Qualified Contracts.

In the case of a partial withdrawal (including systematic withdrawals) from a Non-Qualified Contract, under Section 72(e), any amounts received are generally first treated as taxable income to the extent that the Contract Value immediately before the partial withdrawal exceeds the "investment in the contract" at that time. Any additional amount withdrawn is not taxable. With respect to a Non-Qualified Contract, partial withdrawals are generally treated as taxable income to the extent that the Contract Value immediately before the withdrawal exceeds the "investment in the contract" at that time.

In the case of a full surrender under a Qualified or Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the "investment in the contract."

Section 1035 of the Code generally provides that no gain or loss shall be recognized on the exchange of one annuity contract for another. Special rules and procedures apply to Section 1035 transactions. Prospective Owners wishing to take advantage of Section 1035 should consult their tax adviser.

Income Payments. Tax consequences may vary depending on the payment option elected under an annuity contract. Generally, under Code Section 72(b), (prior to recovery of the investment in the Contract) taxable income does not include that part of any amount received as an annuity under an annuity contract that bears the same ratio to such amount as the investment in the contract bears to the expected return at the annuity starting date. For variable Income Payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her "investment in the contract." For fixed Income Payments, in general, there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the Income Payments for the term of the payments; however, the remainder of each Income Payment is taxable until the recovery of the investment in the contract, and thereafter the full amount of each Income Payment is taxable. If death occurs before full recovery of the investment in the contract, the unrecovered amount may be deducted on the Annuitant's final tax return.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of the death of the Owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the contract or (ii) if distributed under a payment option, they are taxed in the same way as Income Payments.

Penalty Tax on Certain Withdrawals. In the case of a distribution pursuant to a Non-Qualified Contract, there may be imposed a federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty on distributions:

     (1)  made on or after the taxpayer reaches age 59 1/2;

     (2) made on or after the death of the holder (or if the holder is not an individual, the death of the primary Annuitant);

     (3)  attributable to the taxpayer's becoming disabled;

     (4) as part of a series of substantially equal periodic payments not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and the designated Beneficiary;

     (5) made under certain annuities issued in connection with structured settlement agreements; and

     (6) made under an annuity contract that is purchased with a single purchase payment when the Payout Date is no later than a year from purchase of the annuity and substantially equal periodic payments are made not less frequently than annually during the Income Payment period.

Other  tax  penalties  may  apply to  certain  distributions  under a  Qualified
Contract.

Possible Changes in Taxation. Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. For instance, the President's 1999 Budget Proposal recommended legislation that, if enacted, would adversely modify the federal taxation of the Contracts. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Contract.

Transfers, Assignments or Exchanges of a Contract

A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also the Owner, the selection of certain Payout Dates or the exchange of a Contract may result in certain tax consequences to the Owner that are not discussed herein. An Owner contemplating any such actions should contact a competent tax adviser with respect to the potential tax effects.

Withholding

Distributions from Contracts generally are subject to withholding for the Owner's federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect to not have tax withheld from distributions.

"Eligible rollover distributions" from section 401(a) plans and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the Owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

Multiple Contracts

All non-qualified deferred annuity Contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one annuity Contract for purposes of determining the amount includable in gross income under Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of annuity contracts or otherwise. There may also be other situations in which the Treasury may conclude that it would be appropriate to aggregate two or more annuity Contracts purchased by the same Owner. Accordingly, an Owner should consult a competent tax adviser before purchasing more than one annuity Contract.

Taxation of Qualified Plans

The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Owners, the Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but the Company shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless the Company consents. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's Contract administration procedures. Brief descriptions follow of the various types of qualified retirement plans in connection with a Contract. The Company will amend the Contract as necessary to conform it to the requirements of such plans.

For qualified plans under Section 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the Owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent Owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the Owner (or plan participant) reaches age 70 1/2. For IRAs described in Section 408, distributions generally must commence no later tan the later of April 1 of the calendar year following the calendar year in which the Owner (or plan participant) reaches age 70 1/2.

Corporate Pension and Profit Sharing Plans and H.R. 10 Plans. Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract. Employers intending to use the Contract with such plans should seek competent advice.

The Contract includes a Death Benefit that in some cases may exceed the greater of the purchase payments or the Contract Value. The Death Benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the Death Benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." IRA contributions are limited each year to the lesser of $2,000 or 100% of the Owner's adjusted gross income and may be deductible in whole or in part depending on the individual's income. Distributions from certain other types of qualified plans, however, may be "rolled over" on a tax-deferred basis into an IRA without regard to this limit. Earnings in an IRA are not taxed while held in the IRA. All amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are also subject to a 10% penalty tax. Sales of the Contract for use with IRAs may be subject to special requirements of the Internal Revenue Service. The Internal Revenue Service has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with IRA qualifications requirements.

Roth IRAs. Effective January 1, 1998, Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made
(1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to the Roth IRA.

Simplified Employee Pension (SEP) IRAs. Employers may establish Simplified Employee Pension (SEP) IRAs under Code section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general Code rules governing IRAs, such plans are subject to certain Code requirements regarding participation and amounts of contributions.

Tax Sheltered Annuities.  Section 403(b) of the Code allows employees of certain
Section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments paid, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These purchase payments may be subject to FICA (Social Security) taxes. Owners of certain Section 403(b) annuities may receive Contract loans. Contract loans that satisfy certain requirements with respect to Loan Amount and repayment are not treated as taxable distributions. If these requirements are not satisfied, or if the Contract terminates while a loan is outstanding, the loan balance will be treated as a taxable distribution and may be subject to penalty tax, and the treatment of the Contract under Section 403(b) may be adversely affected. Owners should seek competent advice before requesting a Contract loan. The Contract includes a Death Benefit that in some cases may exceed the greater of the Purchase Payments or the Contract Value. The Death Benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). Because the Death Benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

Certain Deferred Compensation Plans. Code Section 457 provides for certain deferred compensation plans. These plans may be offered with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax-exempt organizations. These plans are subject to various restrictions on contributions and distributions. The plans may permit participants to specify the form of investment for their deferred compensation account. In general, all investments are owned by the sponsoring employer and are subject to the claims of the general creditors of the employer. Depending on the terms of the particular plan, the employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations. In general, all amounts distributed under a Section 457 plan are taxable and are subject to federal income tax withholding as wages.

Possible Charge for the Company's Taxes

At the present time, the Company makes no charge to the Subaccounts for any Federal, state, or local taxes that the Company incurs which may be attributable to such Subaccounts or the Contracts. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Subaccounts or to the Contracts.

Other Tax Consequences

As noted above, the foregoing comments about the Federal tax consequences under these Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the Federal income tax consequences discussed herein reflect the Company's understanding of current law and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

LEGAL PROCEEDINGS
================================================================================

The Company and its subsidiaries, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that at the present time there are not pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Separate Account or the Company.

FINANCIAL STATEMENTS
================================================================================

The audited financial statements of the Variable Annuity Account as of December 31, 1999, including a statement of assets and liabilities, a statement of operations for the year then ended, a statement of changes in net assets for the years ended December 31, 1999, 1998,and 1997, and accompanying notes, are included in the Statement of Additional Information.

The statutory basis statements of admitted assets, liabilities, and surplus for the Company as of December 31, 1999, and 1998,and 1997, and the related statutory basis statements of operations, changes in unassigned surplus, and cash flows for the years ended December 31, 1999, 1998, and 1997, as well as the Independent Auditors' Report are contained in the Statement of Additional Information.

STATEMENT OF ADDITIONAL INFORMATION
================================================================================

                                TABLE OF CONTENTS


ADDITIONAL CONTRACT PROVISIONS........................1
     The Contract.....................................1
     Incontestability.................................1
     Misstatement of Age or Gender....................1
     Participation....................................1
         Contract Loans...............................1
         Loan Amounts.................................1
         Loan Processing..............................1
         Loan Interest................................2

PRINCIPAL UNDERWRITER.................................2

CALCULATION OF YIELDS AND TOTAL RETURNS...............2
     Money Market Subaccount Yields...................2
     Other Subaccount Yields..........................4
     Average Annual Total Returns.....................5
     Other Total Returns..............................5
     Effect of the Annual Contract Fee on Performance
       Data...........................................8

VARIABLE INCOME PAYMENTS..............................8
     Assumed Investment Rate..........................8
     Amount of Variable Income Payments...............8
     Annuity Unit Value...............................8

LEGAL MATTERS........................................10

EXPERTS..............................................10

OTHER INFORMATION....................................11

FINANCIAL STATEMENTS.................................11

CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT............

CUNA MUTUAL LIFE INSURANCE COMPANY...................

You may obtain a copy of the Statement of Additional Information free of charge by writing to or calling us at the address or telephone number shown at the beginning of this Prospectus.

                         MEMBERS CHOICE VARIABLE ANNUITY

                       STATEMENT OF ADDITIONAL INFORMATION

                       CUNA Mutual Life Insurance Company
                                2000 Heritage Way
                               Waverly, Iowa 50677
                                 (800) 798-5500

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT

         Individual Flexible Premium Deferred Variable Annuity Contract

This Statement of Additional Information contains additional information to that already provided in the Prospectus for the individual flexible premium deferred variable annuity contract (the "Contract") offered by CUNA Mutual Life Insurance Company (the "Company").

This Statement of Additional Information is not a Prospectus, and it should be read only in conjunction with Prospectuses for the following:

         1.       Contract;
         2.       Ultra Series Fund

The Prospectus for the Contract is dated the same as this Statement of Additional Information. You may obtain a copy of the Prospectuses by writing or calling us at our address or phone number shown above.

                                __________, 2000

                                TABLE OF CONTENTS

ADDITIONAL CONTRACT PROVISIONS................................................1

         The Contract.........................................................1
         Incontestability.....................................................1
         Misstatement of Age or Gender........................................1
         Participation........................................................1
         Contract Loans.......................................................1
         Loan Amounts.........................................................1
         Loan Processing......................................................1
         Loan Interest........................................................2

PRINCIPAL UNDERWRITER.........................................................2


CALCULATION OF YIELDS AND TOTAL RETURNS.......................................2

         Money Market Subaccount Yields.......................................2
         Other Subaccount Yields..............................................4
         Average Annual Total Returns.........................................5
         Other Total Returns..................................................5
         Effect of the Annual Contract Fee on Performance Data................8

VARIABLE INCOME PAYMENTS......................................................8

         Assumed Investment Rate..............................................8
         Amount of Variable Income Payments...................................8
         Income Unit Value....................................................9

LEGAL MATTERS................................................................10

EXPERTS......................................................................10

OTHER INFORMATION............................................................11

FINANCIAL STATEMENTS.........................................................11

CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT....................................
CUNA MUTUAL LIFE INSURANCE COMPANY...........................................

                         ADDITIONAL CONTRACT PROVISIONS

The Contract

The application, endorsements and all other attached papers are part of the Contract. The statements made in the application are representations and not warranties. The Company will not use any statement in defense of a claim or to void the Contract unless it is contained in the application.

Incontestability

The Company will not contest the Contract.

Misstatement of Age or Gender

If the age or gender (if applicable) of the Annuitant has been misstated, the amount which will be paid is that which the proceeds would have purchased at the correct age and sex (if applicable).

Participation

The Contract may participate in the Company's divisible surpluses but no dividends are expected to be paid. Any dividends paid after the Annuity Date would be paid with each income payment.

Contract Loans

Loan Amounts

Generally, Owners may borrow up to 90% of the Surrender Value of their Contract unless a lower minimum is required by law. Loans in excess of the maximum amount permitted under the Code may be treated as a taxable distribution rather than a loan. The Company will only make Contract loans after approving a Written Request by the Owner. The written consent of all irrevocable beneficiaries must be obtained before a loan will be given.

Loan Processing

When a loan is made, the Company transfers an amount equal to the amount borrowed from the Variable Contract Value to the Loan Account. The Loan Account is part of the Company's General Account and Contract Value in the Loan Account does not participate in the investment experience of any Subaccount. The Owner must indicate in the loan application from which Subaccount and in what amounts, Contract Value is to be transferred to the Loan Account. If no instructions are given by the Owner, the transfer(s) are made pro-rata from all Subaccounts having Variable Contract Value. Loans may be repaid by the Owner at any time before the Payout Date. Upon the repayment of any portion of a loan, an amount equal to the repayment will be transferred from the Loan Account to the Subaccount(s) as requested by the Owner.

Loan Interest

The Company charges 6.5% interest on Contract loans. The Company pays interest on the Contract Value in the Loan Account at rates it determines from time to time, but never less than 3.0%. Consequently, the net cost of a loan is the difference between 6.5% and the rate being paid on the Contract Value in the Loan Account. Interest on Contract loans accrues on a daily basis from the date of the loan and is due and payable at the end of each Contract Year. If the Owner does not pay the interest due at that time, an amount equal to such interest less interest earned on the Contract Value in the Loan Account is transferred from his or her Variable Contract Value (as described above for the loan itself) to the Loan Account. This transfer increases the Loan Amount.

Specific loan terms are disclosed at the time of loan application or issuance.

Any Loan Amount outstanding upon the death of the Owner or Annuitant is deducted from any death benefit paid.

                              PRINCIPAL UNDERWRITER

CUNA Brokerage Services, Inc., ("CUNA Brokerage"), an affiliate of CUNA Mutual, is the principal underwriter of the variable annuity contracts described herein. The offering of the contract is continuous. CUNA Mutual does not anticipate discontinuing the offering of the Contract, but does reserve the right to do so.

                     CALCULATION OF YIELDS AND TOTAL RETURNS

From time to time, the Company may disclose yields, total returns, and other performance data pertaining to the Contracts for a Subaccount. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the SEC.

Money Market Subaccount Yields

From time to time, advertisements and sales literature may quote the current annualized yield of the Money Market Subaccount for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses, or income other than investment income, on shares of the Ultra Series Fund's Money Market Fund or on that Fund's portfolio securities.

This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation), and exclusive of income other than investment income at the end of the seven-day period in the value of a hypothetical account under a Contract having a balance of 1 unit of the Money Market Subaccount at the beginning of the period. Then dividing such net change in account value by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis.

The net change in account value reflects: 1) net income from the Fund attributable to the hypothetical account; and 2) charges and deductions imposed under the Contract which are attributable to the hypothetical account.

The charges and deductions include the per unit charges for the hypothetical account for: 1) the annual Contract fee; 2) the mortality and expense risk charge; and (3) the asset-based administration charge.

For purposes of calculating current yields for a Contract, an average per unit Contract fee is used based on the $30 annual Contract fee deducted at the end of each Contract Year. Current Yield is calculated according to the following formula:

         Current Yield = ((NCS - ES)/UV) X (365/7)

Where:

     NCS  = the net change in the value of the Money Market Fund  (exclusive  of realized gains or losses on the sale of securities and unrealized appreciation and depreciation), and exclusive of income other than investment income for the seven-day period attributable to a hypothetical account having a balance of 1 Subaccount unit.

     ES   = per unit expenses  attributable to the hypothetical  account for the seven-day period.

     UV   = the unit value for the first day of the seven-day period.

         Effective yield  =  (1 + ((NCS-ES)/UV)) 365/7 -  1

Where:

     NCS = the net change in the value of the Money Market Fund (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation) for the seven-day period attributable to a hypothetical account having a balance of 1 Subaccount unit.

     ES   = per unit expenses  attributable to the hypothetical  account for the seven-day period.

     UV   = the unit value for the first day of the seven-day period.

Because of the charges and deductions imposed under the Contract, the yield for the Money Market Subaccount is lower than the yield for the Money Market Fund.

The current and effective yields on amounts held in the Money Market Subaccount normally fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Fund, the types and quality of portfolio securities held by the Money Market Fund and the Money Market Fund's operating expenses. Yields on amounts held in the Money Market Subaccount may also be presented for periods other than a seven-day period.

Yield calculations do not take into account the surrender charge under the Contract equal to 1% to 7% of certain purchase payments during the seven years subsequent to each payment being made. A surrender charge will not be imposed upon surrender or partial withdrawal in any Contract Year on an amount equal to 10% of the aggregate purchase payments subject to the surrender charge as of the time of the first withdrawal or surrender in that Contract Year.

Other Subaccount Yields

From time to time, sales literature or advertisements may quote the current annualized yield of one or more of the Subaccounts (except the Money Market Subaccount) for a Contract for 30-day or one-month periods. The annualized yield of a Subaccount refers to income generated by the Subaccount during a 30-day or one-month period and is assumed to be generated each period over a 12-month period.

The yield is computed by:

     1) dividing the net investment income of the Fund attributable to the Subaccount units less Subaccount expenses for the period; by

     2) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period; by

     3)   compounding that yield for a six-month period; and by

     4)   multiplying that result by 2.

Expenses attributable to the Subaccount include the annual contract fee, the asset-based administration charge and the mortality and expense risk charge. The yield calculation assumes a contract fee of $30 per year per Contract deducted at the end of each Contract Year. For purposes of calculating the 30-day or one-month yield, an average contract fee based on the average Contract Value in the Variable Account is used to determine the amount of the charge attributable to the Subaccount for the 30-day or one-month period. The 30-day or one-month yield is calculated according to the following formula:

Yield    =        2 X (((NI - ES)/(U X UV) + 1)6 - 1)

Where:

     NI   = net  income of the  portfolio  for the  30-day or  one-month  period attributable to the Subaccount's units.

     ES   = expenses of the Subaccount for the 30-day or one-month period.

     U    = the average number of units outstanding.

     UV = the unit value at the close (highest) of the last day in the 30-day or one-month period.

Because of the charges and deductions imposed under the Contracts, the yield for the Subaccount is lower than the yield for the corresponding Fund.

The yield on the amounts held in the Subaccounts normally fluctuates over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A Subaccount's actual yield is affected by the types and quality of portfolio securities held by the corresponding Fund and that Fund's operating expenses.

Yield calculations do not take into account the surrender charge under the Contract equal to 1% to 7% of certain purchase payments during the seven years subsequent to each payment being made. A surrender charge will not be imposed upon surrender or partial withdrawal in any Contract Year on an amount equal to 10% of the aggregate purchase payments subject to the surrender charge as of the time of the first withdrawal or surrender in that Contract Year.

Average Annual Total Returns

From time to time, sales literature or advertisements may also quote average annual total returns for one or more of the Subaccounts for various periods of time.

When a Subaccount or Fund has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided. Average annual total returns for other periods of time may, from time to time, also be disclosed.

Standard average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent calendar quarter-end practicable, considering the type of the communication and the media through which it is communicated.

Standard average annual total returns are calculated using Subaccount unit values which the Company calculates on each Valuation Day based on the performance of the Subaccount's underlying Fund, the deductions for the mortality and expense risk charge, the deductions for the asset-based administration charge and the annual Contract fee. The calculation assumes that the Contract fee is $30 per year per Contract deducted at the end of each Contract year. For purposes of calculating average annual total return, an average per-dollar per-day Contract fee attributable to the hypothetical account for the period is used. The calculation also assumes surrender of the Contract at the end of the period for the return quotation. Total returns will therefore reflect a deduction of the surrender charge for any period less than eight years. The total return is calculated according to the following formula:

     TR   = ((ERV/P)1/N) - 1
Where:
     TR   = the average annual total return net of Subaccount recurring charges.
     ERV  = the ending redeemable value (net of any applicable surrender charge)
            of the hypothetical account at the end of the period.
     P    = a hypothetical initial payment of $1,000.
     N    = the number of years in the period.

From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date the Variable Account or any Subaccount commenced operations. The Money Market, Bond, Balanced, and Growth & Income Stock Funds commenced operations in January, 1985. The Capital Appreciation Stock Fund commenced operations in January, 1994. The Mid-Cap Stock Fund commenced operations in May, 1999. The Emerging Growth, High Income, International Stock and Global Securities Funds commenced operations on _________, 2000.

Performance information for the Subaccounts for periods prior to the inception of the Variable Account is calculated according to the formula shown on the previous page, based on the performance of the Funds and the assumption that the corresponding Subaccounts were in existence for the same periods as those indicated for the Funds, with the level of Contract charges that were in effect at the inception of the Subaccounts.

Such average annual total return information for the Subaccounts is as follows:

                                          For the        For the            For the         For the period
                                          1-year         5-year             10-Year         from date
                                          period         period             period          of inception
                                          ended          ended              ended           of fund to
Subaccount                                12/31/99       12/31/99           12/31/99        12/31/99
----------                                --------       --------           --------        --------
Money Market                                %              %                    %               %
Bond                                        %              %                    %               %
Balanced                                    %              %                    %               %
Growth and Income Stock                     %              %                    %               %
Capital Appreciation Stock                  %              %                    %               %
Mid-Cap Stock*                              %              %                    %               %
Emerging Growth                             %              %                    %               %
High Income                                 %              %                    %               %
International Stock                         %              %                    %               %
Global Securities                           %              %                    %               %

Other Total Returns

From time to time, sales literature or advertisements may also quote average annual total returns that do not reflect the surrender charge. These are calculated in exactly the same way as average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any charges on amounts surrendered or withdrawn.


Such average annual total return information for the Subaccounts is as follows:

                                               Period Since Inception
Subaccount                     6/1/94 to 12/31/99          12/31/98 to 12/31/99
----------                     -------------------         --------------------
Money Market                           %                            %
Bond                                   %                            %
Balanced                               %                            %
Bond                                   %                            %
Balanced                               %                            %
Growth and Income Stock                %                            %
Capital Appreciation Stock             %                            %
Mid-Cap Stock                          %                            %
Emerging Growth                        %                            %
High Income                            %                            %
International Stock                    %                            %
Global Securities                      %                            %

The chart below corresponds to the chart on the previous page showing returns for periods prior to the date the Variable Account commenced operations, except that the chart below does not reflect the surrender charge.

Such average annual total return information for the Subaccounts is as follows:

                                   For the           For the           For the          For the period
                                   1-year            5-year            10-Year          from date
                                   period            period            period           of inception
                                   ended             ended             ended            of fund to
Subaccount                         12/31/99          12/31/99          12/31/99         12/31/99
----------                         --------          --------          --------         --------
Money Market                           %                  %                %                 %
Bond                                   %                  %                %                 %
Balanced                               %                  %                %                 %
Growth and Income Stock                %                  %                %                 %
Capital Appreciation Stock             %                  %                %                 %
Mid-Cap Stock*                         %                  %                %                 %
Emerging Growth                        %                  %                %                 %
High Income                            %                  %                %                 %
International Stock                    %                  %                %                 %
Global Securities                      %                  %                %                 %

The  Company may  disclose  cumulative  total  returns in  conjunction  with the
standard  formats   described  above.  The  cumulative  total  returns  will  be calculated using the following formula:

     CTR  = (ERV/P) - 1
Where:
     CTR  = The cumulative total return net of Subaccount  recurring charges for the period.
     ERV  = The ending  redeemable value of the  hypothetical  investment at the end of the period.
     P    = A hypothetical single payment of $1,000.

Effect of the Annual Contract Fee on Performance Data

The Contract provides for a $30 annual Contract fee to be deducted annually at the end of each Contract Year, from the Subaccounts based on the proportion of the Variable Contract Value invested in each such Subaccount. For purposes of reflecting the Contract fee in yield and total return quotations, the annual charge is converted into a per-dollar per-day charge based on the average Variable Contract Value in the Variable Account of all Contracts on the last day of the period for which quotations are provided. The per-dollar per-day average charge will then be adjusted to reflect the basis upon which the particular quotation is calculated.

                            VARIABLE INCOME PAYMENTS

Assumed Investment Rate

The discussion concerning the amount of variable income payments which follows this section is based on an assumed investment rate of 3.5% per year. The assumed investment rate is used merely in order to determine the first monthly payment per thousand dollars of applied value. This rate does not bear any relationship to the actual net investment experience of the Variable Account or of any Subaccount.

Amount of Variable Income Payments

The amount of the first variable income payment to a Payee will depend on the amount (i.e., the adjusted Contract Value, the Surrender Value, the death benefit) applied to effect the variable income payment as of the Annuity Date, the income payment option selected, and the age and sex (if, applicable) of the Annuitant. The Contracts contain tables indicating the dollar amount of the first income payment under each income payment option for each $1,000 applied at various ages. These tables are based upon the Annuity 2000 Table (promulgated by the Society of Actuaries) and an assumed investment rate of 3.5% per year.

The portion of the first monthly variable income payment derived from a Subaccount is divided by the Income Unit value for that Subaccount (calculated as of the date of the first monthly payment). The number of such units will remain fixed during the annuity period, assuming the Payee makes no exchanges of Income Units for Income Units of another Subaccount.

In any subsequent month, for any Contract, the dollar amount of the variable income payment derived from each Subaccount is determined by multiplying the number of Income Units of that Subaccount attributable to that Contract by the value of such Income unit at the end of the Valuation Period immediately preceding the date of such payment.

The Income Unit value will increase or decrease from one payment to the next in proportion to the net investment return of the Subaccount or Subaccounts supporting the variable income payments, less an adjustment to neutralize the 3.5% assumed investment rate referred to above. Therefore, the dollar amount of income payments after the first will vary with the amount by which the net investment return of the appropriate Subaccounts is greater or less than 3.5% per year. For example, for a Contract using only one Subaccount to generate variable income payments, if that Subaccount has a cumulative net investment return of 5% over a one year period, the first income payment in the next year will be approximately 1 1/2% greater than the payment on the same date in the preceding year. If such net investment return is 1% over a one year period, the first income payment in the next year will be approximately 2 1/2 percentage points less than the payment on the same date in the preceding year. (See also "Variable Income Payments" in the Prospectus.)

Income Unit Value

The value of an Income Unit is calculated at the same time that the value of an Accumulation Unit is calculated and is based on the same values for Fund shares and other assets and liabilities. (See "Variable Contract Value" in the Prospectus.) The Income Unit value for each Subaccount's first Valuation Period was set at $100. The Income Unit value for a Subaccount is calculated for each subsequent Valuation Period by dividing (1) by (2), then multiplying this quotient by (3) and then multiplying the result by (4), where:

     (1)  is the Accumulation Unit value for the current Valuation Period;
     (2) is the Accumulation Unit value for the immediately preceding Valuation Period;
     (3) is the Income unit value for the immediately preceding Valuation Period; and
     (4) is a special factor designed to compensate for the assumed investment rate of 3.5% built into the table used to compute the first variable income payment.

The following illustrations show, by use of hypothetical examples, the method of determining the Income unit value and the amount of several variable income payments based on one Subaccount.

Illustration of Calculation of Income Unit Value
1.  Accumulation Unit value for current Valuation Period                             12.56
2.  Accumulation Unit value for immediately preceding Valuation Period               12.55
3.  Income Unit value for immediately preceding Valuation Period                    103.41
4.  Factor to compensate for the assumed investment rate of 3.5%                      0.99990575
5.  Income Unit value of current Valuation Period ((1) / (2)) x (3) x (4)           103.48

Illustration of Variable Income Payments
1.   Number of Accumulation Units at Annuity Date                                 1,000.00
2.   Accumulation Unit value                                                        $18.00
3.   Adjusted Contract Value (1)x(2)                                            $18,000.00
4.   First monthly income payment per $1,000 of adjusted Contract Value              $5.63
5.   First monthly income payment  (3)x(4) , 1,000                                  $101.34
6.   Income Unit value                                                              $98.00
7.   Number of Income Units (5) , (6)                                                 1.034
8.   Assume Income Unit value for second month equal to                             $99.70
9.   Second monthly income payment (7)x(8)                                         $103.09
10.  Assume Income Unit value for third month equal to                              $95.30
11.  Third monthly income payment (7)x(10)                                          $98.54

                                  LEGAL MATTERS

All matters relating to Iowa law pertaining to the Contracts, including the validity of the Contracts and the Company's authority to issue the Contracts, have been passed upon by Barbara L. Secor, Esquire, Assistant Vice President and Associate General Counsel of the Company.

                                     EXPERTS

The financial statements of the Variable Annuity Account as of December 31, 1999, including a statement of assets and liabilities, a statement of operations for the year then ended, a statement of changes in net assets for the years ended December 31, 1999 and 1998, and accompanying notes are included in this Statement of Additional Information. The 1999 financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report herein, and are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The statutory basis statements of admitted assets, liabilities and surplus of the Company as of December 31, 1999 and 1998, and the related statements of operations, changes in unassigned surplus, and cash flows for the years ended December 31, 1999, 1998, and 1997, are included in this Statement of Additional Information. The 1999 financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report herein, and are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The report of PricewaterhouseCoopers LLP covering the December 31, 1999, financial statements contains an explanatory paragraph that states that the Company prepared the financial statements using accounting practices prescribed or permitted by the Iowa Department of Commerce, Insurance Division, which practices differ from generally accepted accounting principles.

                                OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                              FINANCIAL STATEMENTS

The audited financial statements of the Variable Account as of December 31, 1999, including a statement of assets and liabilities, a statement of operations for the year then ended, a statement of changes in net assets for the years ended December 31, 1999 and 1998, and accompanying notes, are included in this Statement of Additional Information.

The Company's statutory basis statements of admitted assets, liabilities and surplus as of December 31, 1999 and 1998, and the related statutory basis statements of operations, changes in unassigned surplus, and cash flows for the years ended December 31, 1999, 1998, and 1997, as well as the Independent Accountant's Reports, which are included in this Statement of Additional
Information, should be considered only as bearing on the Company's ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                    CUNA MUTUAL LIFE VARIABLE ANNUITY ACCOUNT

                   Report on Audits of Financial Statements -



                       CUNA MUTUAL LIFE INSURANCE COMPANY

                   Report on Audits of Financial Statements -

                                     PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

(a)      Financial Statements

         All required financial statements are included in Part B.

(b)      Exhibits

         1. Certified resolution of the board of directors of Century Life of America (the "Company") establishing Century Variable Annuity Account (the "Account"). Incorporated herein by reference to post-effective amendment number 5 to Form
                  N-4 registration statement (File No. 33-73738) filed with the Commission on April 16, 1996.

         2.       Not Applicable.

         3.(a) Distribution Agreement Between CUNA Mutual Life Insurance Company and CUNA Brokerage Services, Inc. for Variable Annuity Contracts dated January 1, 1997. Incorporated herein by reference to post-effective amendment number 6 to Form
                  N-4 registration statement (File No. 33-73738) filed with the Commission on April 18, 1997.

           (b) Servicing Agreement related to the Distribution Agreement between CUNA Mutual Life Insurance Company and CUNA Brokerage Services, Inc. for Variable Annuity Contracts dated January 1, 1997. Incorporated herein by reference to post-effective
                  amendment  number 6 to   Form N-4  registration  statement
                  (File No.  33-73738)  filed with the  Commission  on April 18,
                  1997.

         4.(a)    Variable Annuity Contract.

           (b) State Variations to Contract Form No. 2800. (to be filed by amendment)

           (c)    TSA Endorsement. (to be filed by amendment)

           (d)    IRA Endorsement. (to be filed by amendment)

           (e)    Roth IRA Endorsement. (to be filed by amendment)

           (f)    Executive Benefit Plan Endorsement. (to be filed by amendment)

           (g)    5% Guarantee Death Benefit Rider.

           (h)    7 Year Anniversary Value Death Benefit Rider.

           (i)    Maximum Anniversary Value Death Benefit Rider.

           (j)    Waiver of Surrender Charge Endorsement.

         5.(a)    Variable Annuity Application. (to be filed by amendment)

           (b) State Variations to Application Form No. 1676. Incorporated herein by reference to post-effective amendment number 9 to Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 27, 2000.

           (c) State Variations to Application Form No.99-VAAPP. Incorporated herein by reference to post-effective amendment number 9 to Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 27, 2000.

         6.(a) Certificate of Existence of the Company. Incorporated herein by reference to post-effective amendment number 5 to Form
                  N-4 registration statement (File No. 33-73738) filed with the Commission on April 16, 1996.

           (b) Articles of Incorporation of the Company. Incorporated herein by reference to post-effective amendment number 6 to Form
                  N-4 registration statement (File No. 33-73738) filed with the Commission on April 18, 1997.

           (c) Bylaws of the Company. Incorporated herein by reference to post-effective amendment number 6 to Form N-4 registration statement (File No. 33-73738) filed with the Commission on April 18, 1997.

          7.      Not Applicable.

          8.      Not Applicable.

          9. Opinion of Counsel from Barbara L. Secor, Esquire. (to be filed by amendment)

         10.      a.   PricewaterhouseCoopers LLP Consent. (to be filed by
                       amendment)

                  b.   KPMG LLP Consent (to be filed by amendment)

         11.      Not applicable.

         12.      Not applicable.

         13. Schedules of Performance Data Computation. (to be filed by amendment)

         14.      Not applicable.

Power of Attorney. (to be filed by amendment)

Item 25.  Directors and Officers of the Company

Name                          Position/Office
Directors

James C. Barbre**             Director
Robert W. Bream**             Director
James L. Bryan**              Director & Vice Chairman
Loretta M. Burd**             Director & Treasurer
Ralph B. Canterbury**         Director
Rudolf J. Hanley**            Director
Jerald R. Hinrichs**          Director
Michael B. Kitchen**          Director
Robert T. Lynch**             Director
Brian L. McDonnell**          Director & Secretary
C. Alan Peppers**             Director
Omer K. Reed**                Director
Rosemarie M. Shultz**         Director
Neil A. Springer**            Director & Chairman of the Board
Farouk D.G. Wang**            Director
Larry T. Wilson**             Director

Executive Officers

Wayne A. Benson**             CUNA Mutual Life Insurance Company*
                              Chief Officer - Sales

Michael S. Daubs**            CUNA Mutual Life Insurance Company*
                              Chief  Officer - Investments

James M. Greaney**            CUNA Mutual Life Insurance Company*
                              Chief Officer - Corporate Services

Steven A. Haroldson           CUNA Mutual Life Insurance Company
                              Chief Officer - Technology

Jeffrey D. Holley             CUNA Mutual Life Insurance Company
                              Chief Officer - Finance

Michael B. Kitchen**          CUNA Mutual Life Insurance Company*
                              President and Chief Executive Officer

Reid A. Koenig***             CUNA Mutual Life Insurance Company*
                              Chief Officer - Operations

Daniel E. Meylink, Sr.**      CUNA Mutual Life Insurance Company*
                              Chief Officer - Member Services/Lending Services

Faye Patzner**                CUNA Mutual Life Insurance Company*
                              Senior Vice President - General Counsel

* CUNA Mutual Life Insurance Company entered into a permanent affiliation with the CUNA Mutual Insurance Society on July 1, 1990. Those persons marked with an "*" hold identical titles with CUNA Mutual Insurance Society. The most recent position has been given for those persons who have held more than one position with CUNA Mutual Life Insurance Company or CUNA Mutual Insurance Society during the last five year period.

** Principal place of business is 5910 Mineral Point Road, Madison, Wisconsin 53705.

***  Principal place of business is 2000 Heritage Way, Waverly, Iowa 50677.

Item 26. Persons Controlled by or Under Common Control With the Depositor or Registrant. The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. The Company is a mutual life insurance company and therefore is controlled by its contractowners. Nonetheless, various companies and other entities are controlled by the Company and may be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth on the following organization charts.

In addition, as described in the prospectus under the caption "CUNA Mutual Life Insurance Company," by virtue of an Agreement of Permanent Affiliation with CUNA Mutual Insurance Society ("CUNA Mutual"), the Company and the registrant could be considered to be affiliated persons of CUNA Mutual. Likewise, CUNA Mutual and its affiliates, together with the identity of their controlling persons (where applicable), are set forth on the following organization charts.

                   See organization charts on following page.

                          CUNA Mutual Insurance Society
                    ORGANIZATIONAL CHART AS OF June 22, 2000

CUNA Mutual Insurance Society
Business: Life, Health & Disability Insurance

May 20, 1935*
State of domicile: Wisconsin

CUNA Mutual Insurance Society, either directly or indirectly is the controlling company of the following wholly-owned subsidiaries:

         1.       CUNA Mutual Investment Corporation
                  Business: Holding Company
                  September 15, 1972*
                  State of domicile: Wisconsin

CUNA Mutual Investment Corporation is the owner of the following subsidiaries:

                  a.       CUMIS Insurance Society, Inc.
                           Business: Corporate Property/Casualty Insurance May 23, 1960*
                           State of domicile: Wisconsin

                  CUMIS Insurance Society, Inc. is the 100% owner of the following subsidiary:

                           (1)      Credit Union Mutual Insurance Society New
                                         Zealand Ltd.
                                    Business: Fidelity Bond Coverage
                                    November l, 1990*
                                    State of domicile: Wisconsin

                  b.                CUNA Brokerage Services, Inc.
                                    Business: Brokerage
                                    July 19, 1985*
                                    State of domicile: Wisconsin

                  c.                CUNA Mutual General Agency of Texas, Inc.
                                    Business: Managing General Agent
                                    August 14, 1991*
                                    State of domicile: Texas

                  d.                MEMBERS Life Insurance Company
                                    Business: Credit Disability/Life/Health
                                    February 27, 1976*
                                    State of domicile: Wisconsin
                                    Formerly CUMIS Life & CUDIS

                  e.                International Commons, Inc.
                                    Business: Special Events
                                    January 13, 1981*
                                    State of domicile: Wisconsin

                  f.                CUNA Mutual Mortgage Corporation
                                    Business: Mortgage Servicing
                                    November 20, 1978* Incorporated
                                    December 1, 1995 Wholly Owned
                                    State of domicile: Wisconsin

                  g.                CUNA Mutual Insurance Agency, Inc.
                                    Business: Leasing/Brokerage
                                    March 1, 1974*
                                    State of domicile: Wisconsin
                                    Formerly CMCI Corporation

                  h.                Stewart Associates Incorporated
                                    Business:  Credit Insurance
                                    March 6, 1998
                                    State of domicile:  Wisconsin

CUNA Mutual Insurance Agency, Inc. is the 100% owner of the following subsidiaries:

         (1)      CM Field Services, Inc.
                  Business: Serves Agency Field Staff
                  January 26,1994*
                  State of domicile: Wisconsin

         (2)      CUNA Mutual Insurance Agency of New Mexico, Inc.
                  Business: Brokerage of Corporate & Personal Lines
                  June 10, 1993*
                  State of domicile: New Mexico

         (3)      CUNA Mutual Insurance Agency of Hawaii, Inc.
                  Business: Property & Casualty Agency
                  June 10, 1993*
                  State of domicile: Hawaii

         (4)      CUNA Mutual Casualty Insurance Agency of Mississippi, Inc.
                  Business: Property & Casualty Agency
                  June 24, 1993 *
                  State of domicile: Mississippi

         (5)      CUNA Mutual Insurance Agency of Kentucky, Inc.
                  Business: Brokerage of Corporate & Personal Lines October 5, 1994*
                  State of domicile: Kentucky

         (6)      CUNA Mutual Insurance Agency of Massachusetts, Inc.
                  Business: Brokerage of Corporate & Personal Lines January 27, 1995*
                  State of domicile: Massachusetts

2.       C.U.I.B.S. Pty. Ltd.
         Business: Brokerage
         February 18,1981*
         Country of domicile: Australia

3.       CUNA Caribbean Insurance Society Limited
         Business:  Life and Health
         July 4, 1985*
         Country of domicile:  Trinidad and Tobago

* Dates shown are dates of acquisition, control or organization.

CUNA Mutual Insurance Society, either directly or through a wholly-owned subsidiary, has a partial ownership interest in the following:

1.       C. U. Family Insurance Services, Inc./Colorado
         50% ownership by CUNA Mutual Insurance Agency, Inc.
         50% ownership by Colleague Services Corporation
         September 1, 1981

2.       C. U. Insurance Services, Inc./Oregon
         50% ownership by CUNA Mutual Insurance Agency, Inc.
         50% ownership by Oregon Credit Union League
         December 27, 1989

3.       The CUMIS Group Limited
         63.3% ownership by CUNA Mutual Insurance Society (as of 12-31 -96)

4.       CIMCO Inc. (CIMCO)
         50% ownership by CUNA Mutual Investment Corporation
         50% ownership by CUNA Mutual Life Insurance Company
         January 1, 1992

5.       CUNA Mutual Insurance Agency of Ohio, Inc.
         1% of value owned by Boris Natyshak (CUNA Mutual Employee) subject to a voting trust agreement, Michael B. Kitchen as Voting Trustee.
         99% of value-owned by CUNA Mutual Insurance Agency, Inc. Due to Ohio regulations, CUNA Mutual Insurance Agency, Inc. holds no voting stock in this corporation.
         June 14, 1993

6.       SECURITY Management Company, Ltd. (Hungary)
         90% ownership by CUNA Mutual Insurance Society
         10% ownership by:      Federation of Savings Cooperatives
                                Savings Cooperative of Szoreg
                                Savings Cooperative of Szekkutas
                                (collectively called Hungarian Associates)
         September 5, 1992

7.       CMG Mortgage Insurance Company

         50% ownership by CUNA Mutual Investment Corporation 50% ownership by PMI Mortgage Insurance Co.
         April 14, 1994

8.       Cooperators Life Assurance Society Limited (Jamaica)
         CUNA Mutual Insurance Society owns 122,500 shares
         Jamaica Co-op Credit Union League owns 127,500 shares
         May 10, 1990

9.       CU Interchange Group, Inc.
         Owned by CUNA Strategic Services, Inc. and various state league organizations
         December 15, 1993 - CUNA Mutual Investment Corporation purchased
          100 shares stock

10.      CMG Mortgage Reinsurance Company
         50% ownership by CUNA Mutual Investment Corporation
         50% ownership by PMI Insurance Company
         July 26, 1999

11.      Credit Union Service Corporation
         Owned by Credit Union National Association, Inc. and 18 state league organizations
         March 29, 1996 - CUNA Mutual Investment Corporation purchased 1,300,000 shares of stock

12.      finsure.australia limited
         50% ownership by CUNA Mutual Australia Holding Company Pty. Limited 50% ownership by CUSCAL
         October 15, 1999

13.      CUNA Strategic Services, Inc.
         CUNA Mutual Insurance Society owns 200.71 shares
         December 31, 1999

Partnerships

1.       CM CUSO Limited Partnership, a Washington Partnership
         CUMIS Insurance Society, Inc. - General Partner
         Credit Unions in Washington - Limited Partners
         June 14, 1993

Limited Liability Companies

1.       "Sofia LTD." (Ukraine)
         99.96% CUNA Mutual Insurance Society
         .04% CUMIS Insurance Society, Inc.
         March 6, 1996

2.       'FORTRESS' (Ukraine)
         80% "Sofia LTD."
         19% The Ukrainian National Association of Savings and Credit Unions 1% Service Center by UNASCU
         September 25, 1996

3.       MEMBERS Development Company LLC
         49 % CUNA Mutual Investment Corporation
         51% Credit Unions & CUSOs
         September 24, 1999

4.       The Center for Credit Union Innovation LLC
         33.3%  ownership by CUNA Mutual  Insurance  Society
         33.3%  ownership by CUNA & Affiliates
         33.3% ownership by American Association of Credit Union Leagues January 5, 2000

Affiliated (Nonstock)

1.       MEMBERS Prime Club, Inc.
         August 8, 1978

2.       CUNA Mutual Group Foundation, Inc.
         July 5, 1967

3.       CUNA Mutual Life Insurance Company
         July 1, 1990

                       CUNA Mutual Life Insurance Company
                    ORGANIZATIONAL CHART AS OF June 22, 2000

CUNA Mutual Life Insurance Company
An Iowa mutual life insurance company
Fiscal Year End: December 31

CUNA Mutual Life Insurance Company is the controlling company for the following subsidiaries:

1.       CIMCO Inc.
         An Iowa Business Act Corporation
         50% ownership by CUNA Mutual Life Insurance Company
         50% ownership by CUNA Mutual Investment Corporation

         CIMCO Inc. is the investment adviser of:
         Ultra Series Fund
         MEMBERS Mutual Funds

2.       Plan America Program, Inc.
         A Maine Business Act Corporation
         100% ownership by CUNA Mutual Life Insurance Company

3.       CMIA Wisconsin Inc.
         A Wisconsin Business Act Corporation
         100% ownership by CUNA Mutual Life Insurance Company

Item 27.  Number of Contractowners

As of _______, there were _______ non-qualified contracts outstanding and _______ qualified contracts outstanding.

Item 28.  Indemnification.

         Section 10 of the Bylaws of the Company and Article VIII, Section 4 of the Company's charter together provide for indemnification of officers and directors of the Company against claims and liabilities that such officers and/or directors become subject to by reason of having served as an officer or director of the Company or any subsidiary or affiliate of the Company. Such indemnification covers liability for all actions alleged to have been taken, omitted, or neglected by such officers or directors in the line of duty as an officer or director, except liability arising out of an officer's or a director's willful misconduct.

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter

         (a) CUNA Brokerage is the registrant's principal underwriter and for certain variable life insurance contracts issued by CUNA Mutual Life Variable Account. CUNA Brokerage is also principal underwriter for the Ultra Series Fund, an underlying Fund for the Company's variable products. CUNA Brokerage is the distributor of MEMBERS Mutual Funds, a group of open-end investment companies.

         (b)      Officers and Directors of CUNA Brokerage.

Name and Principal         Positions and Offices              Positions and Offices
Business Address           With the Underwriter               With Registrant

Joseph L. Bauer*           Assistant Treasurer                Finance Reporting Operations Manager

Wayne A. Benson*           Director & President               Chief Officer - Sales

Donna C. Blankenheim*      Assistant Secretary                Vice President
                                                              Assistant Secretary

Timothy L. Carlson**       Assistant Treasurer                None

Jan C. Doyle*              Assistant Secretary                Assistant Secretary

David S. Emery             Vice President                     Division Vice President Credit Union Services

John C. Fritsche           Assistant Vice President           None
4455 LBJ Freeway
Suite 1108
Dallas, TX 75244

James E. Gowan             Director                           Vice President Relationship Management Sales

Tracy K. Gunderson*        Assistant Secretary                Recording Secretary/Technical Writer

Lawrence R. Halverson*     Director                           None

John W. Henry*             Director & Vice President          Vice President

Michael G. Joneson*        Secretary & Treasurer

Marcia L. Martin           Director & Assistant Vice Assistant Vice President President Broker/Dealer Ops

Campbell D. McHugh*        Compliance Officer                 None

Daniel E. Meylink, Sr.     Director                           Chief Officer - Members Services

Andrew C. Osen*            Associate Compliance               Assistant Counsel
                            Officer

Faye A. Patzner*           Vice President - General           Senior Vice President and General Counsel
                            Counsel

Judd T. Schemmel*          Associate Compliance               Assistant Counsel
                            Officer

Brian L. Schroeder*        Associate Compliance               Assistant Director, Insurance & Securities Market
                            Officer

Barbara L. Secor**         Assistant Secretary                Assistant Vice President
                                                              Assistant Secretary

Helen W. Wagabaza          Assistant Secretary                Recording Secretary/Technical Writer

John W. Wiley*             Associate Compliance Officer       None

*The principal business address of these persons is: 5910 Mineral Point Road, Madison, Wisconsin 53705.

**Theprincipal business address of these persons is: 2000 Heritage Way, Waverly, Iowa 50677.

(c) CUNA Brokerage Services is the only principal underwriter. The Distribution Agreement between the Company and CUNA Brokerage Services and the Related Servicing Agreement between the Company and CUNA Brokerage Services specify the services provided by each party. Those contracts have been filed as exhibits under Item 24(b)(3). The Company pays a dealer concession of approximately six percent, as more fully described in Schedule A of the Servicing Agreement. The total dealer's concession for the year ended December 31, 1999, was $23,489,271.00. The contracts provide that the Company performs certain functions on behalf of the distributor. For example, the Company sends confirmation statements to Owners and the Company maintains payroll records for the registered representatives. Some of the dealer concession is used to reimburse the Company for the services it performs on behalf of the distributor.

Item 30.  Location Books and Records

         All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by the Company at 2000 Heritage Way, Waverly, Iowa 50677 or at CIMCO Inc. or CUNA Mutual Group, both at 5910 Mineral Point Road, Madison, Wisconsin 53705.

Item 31.  Management Services

         All management contracts are discussed in Part A or Part B of this registration statement.

Item 32.  Undertakings and Representations

         (a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the Contracts offered herein are being accepted.

         (b) The registrant undertakes that it will include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove and send to the Company for a statement of additional information.

         (c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the Prospectus.

         (d) The Company represents that in connection with its offering of the Contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

         (e) The Company represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by CUNA Mutual Life Insurance Company.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, CUNA Mutual Life Variable Annuity Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Madison, and State of Wisconsin, on the 28th day of June, 2000.

                      CUNA Mutual Life Variable Annuity Account (Registrant) By CUNA Mutual Life Insurance Company

                      By:  /S/Michael B. Kitchen
                           Michael B. Kitchen
                           President

Pursuant to the requirements of the Securities Act of 1933, the registrant, CUNA Mutual Life Variable Annuity Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Madison, and State of Wisconsin, on the 28th day of June, 2000.

                      CUNA Mutual Life Insurance Company (Depositor)

                      By:  /s/Michael B. Kitchen
                           Michael B. Kitchen
                           President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.

SIGNATURE AND TITLE                             DATE           SIGNATURE AND TITLE                             DATE

/s/James C. Barbre                                *            /s/Brian L. McDonnell                              *
--------------------------------------                         --------------------------------------
James C. Barbre, Director                                      Brian L. McDonnell, Director


/s/Robert W. Bream                                *            /s/C. Alan Peppers                                 *
--------------------------------------                         --------------------------------------
Robert W. Bream, Director                                      C. Alan Peppers, Director


/s/James L. Bryan                                 *            /s/Omer K. Reed                                    *
--------------------------------------                         --------------------------------------
James L. Bryan, Director                                       Omer K. Reed, Director


/s/Loretta M. Burd                                *            /s/Richard C. Robertson                            *
--------------------------------------                         --------------------------------------
Loretta M. Burd, Director                                      Richard C. Robertson, Director


/s/Ralph B. Canterbury                            *            /s/Rosemarie M. Shultz                             *
--------------------------------------                         --------------------------------------
Ralph B. Canterbury, Director                                  Rosemarie M. Shultz, Director


/s/Rudolf J. Hanley                               *            /s/Neil A. Springer                                *
--------------------------------------                         -------------------------------------
Rudolf J. Hanley, Director                                     Neil A. Springer, Director


/s/Jerald R. Hinrichs                             *            /s/Kevin S. Thompson                           06/28/00
--------------------------------------                         --------------------------------------
Jerald R. Hinrichs, Director                                   Kevin S. Thompson,
                                                               Attorney-In-Fact

/s/Michael B. Kitchen                         06/28/00         /s/Farouk D. G. Wang                               *
--------------------------------------                         --------------------------------------
Michael B. Kitchen, Director                                   Farouk D. G. Wang, Director


/s/Robert T. Lynch                                *            /s/Larry T. Wilson                                 *
--------------------------------------                         --------------------------------------
Robert T. Lynch, Director                                      Larry T. Wilson, Director


*Pursuant to Powers of Attorney filed herewith

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacity indicated on the date indicated.

SIGNATURE AND TITLE                         DATE

/s/Michael G. Joneson                       06/28/00
Michael G. Joneson
Vice President - Accounting & Financial Systems

/s/Jeffrey D. Holley                        06/28/00
Jeffrey D. Holley
Chief Financial Officer

/s/Michael B. Kitchen                       06/28/00
Michael B. Kitchen
President and Chief Executive Officer

                                  EXHIBIT INDEX

(a)      Financial Statements

         All required financial statements are included in Part B.

(b)      Exhibits

         4.       (a)      Variable Annuity Contract.

                  (g)      5% Guarantee Death Benefit Rider

                  (h)      7 Year Anniversary Value Death Benefit Rider.

                  (i)      Maximum Anniversary Value Death Benefit Rider.

                  (j)      Waiver of Surrender Charge Endorsement.

                                 EXHIBIT 4.(a)
                           Variable Annuity Contract

     CUNA Mutual Life Insurance Company
     A Mutual Insurance Company
     2000 Heritage Way, Waverly, Iowa 50677
     Telephone:  800/798-5500

                            FLEXIBLE PREMIUM DEFERRED

                                VARIABLE ANNUITY

                                                CONTRACT NUMBER: 123456789

READ YOUR CONTRACT CAREFULLY. This is a legal contract between the owner and CUNA Mutual Life Insurance Company, and hereafter will be referred to as the contract.

This contract is issued to the owner in consideration of the application and the initial purchase payment. CUNA Mutual Life Insurance Company will pay the benefits of this contract, subject to its terms and conditions, which will never be less than the amount required by state law.

THE DOLLAR AMOUNT OF ANY INCOME PAYMENTS AND OTHER VALUES PROVIDED BY THIS CONTRACT WILL INCREASE OR DECREASE BASED ON THE INVESTMENT EXPERIENCE OF THE SUBACCOUNTS SELECTED. THE VARIABLE PROVISIONS ARE DESCRIBED IN SECTION 7.

Signed for CUNA Mutual Life Insurance Company, Waverly, Iowa, on the Contract Issue Date.

President                                                    Assistant Secretary



--------------------------------------------------------------------------------
RIGHT TO EXAMINE THIS CONTRACT. If for any reason you decide not to keep this contract, you may return it to us within [10] days after you receive it. If this contract is a replacement for an existing contract, you may return it to us within [30] days after you receive it. You may return it to either our home office or to the agent who sold it to you. We will consider it void from the beginning and will pay a refund within 7 days of receipt of the contract in the home office. We will refund any net purchase payments allocated to the variable account adjusted to reflect investment gain or loss from the date of allocation to the date of cancellation; plus any applicable premium expense charges which have been deducted prior to allocation. If this contract is an individual retirement annuity, during the first [10] days of your right to examine period, we will, instead of the foregoing, refund any purchase payments received by us.
--------------------------------------------------------------------------------

                 Flexible Purchase Payments as Described Herein

                   Income Payments Starting on the Payout Date

             Death Benefit Payable at Death Prior to the Payout Date

                                  Participating

--------------------------------------------------------------------------------
CONTRACT GUIDE AND INDEX
--------------------------------------------------------------------------------
Data Page...........................................................Section   1

Definitions..........................................................Section  2

General Information..................................................Section  3

Owner and Beneficiary................................................Section  4

Accumulation Period..................................................Section  5

Purchase Payments....................................................Section  6

Investment Options...................................................Section  7

Transfer Privilege...................................................Section  8

Contract Value.......................................................Section  9

Withdrawal Provision.................................................Section 10

Death of Annuitant and/or Owner......................................Section 11

Death Benefit Proceeds...............................................Section 12

Loans and Dividends..................................................Section 13

Payout Period........................................................Section 14

Income Payments......................................................Section 15

Death of Owner.......................................................Section 16

Option Tables........................................................Section 17

Additional Benefit Rider(s)

                                                     Contract Number:  123456789

------------------------------------- ------------------------------------------
SECTION  1.                           DATA PAGE
------------------------------------- ------------------------------------------

                   FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY

ANNUITANT:   John Doe                 CONTRACT NUMBER:  123456789

CO-ANNUITANT:   Jane Doe              CONTRACT ISSUE DATE:  October 1, 2000

PAYOUT DATE:  October 1, 2050         LIFE INCOME RATES:  Type A

INCOME OPTION:  10 C & L              LOAN AVAILABLE:  No

OWNER(S):  John Doe            Jane Doe

INITIAL PURCHASE PAYMENT:  $20,000

MINIMUM ADDITIONAL PURCHASE PAYMENT:  $100

CHARGES AND FEES*:

         Mortality and Expense Risk Charge:   [1.15% per year]

         Maximum Contract Fee:   $30 per year

         Maximum Transfer Fee:   $10 after 1st 12 transfers in a contract year

         Premium Expense Charge on the contract issue date:   0.00%

  * We reserve the right to reduce or waive any of these charges or fees. Any reduction or waiver will be administered in a non-discriminatory manner.

DEATH BENEFIT RIDERS:                                   Annual Percentage Charge

Maximum Anniversary Value Death Benefit Rider                  [0.15%]

5% Annual Guarantee Death Benefit Rider                        [0.15%]

7 Year Anniversary Death Benefit Rider                         [0.10%]

INITIAL ALLOCATION OF NET PURCHASE PAYMENTS:

VARIABLE ACCOUNT:  CUNA Mutual Life Variable Annuity Account

Subaccounts                        Fund                      Percentage
-----------                        ----                      ----------
Mid-Cap Stock                   Ultra Series                     0.00%

Capital Appreciation Stock      Ultra Series                    25.00%

Growth & Income Stock           Ultra Series                    15.00%

Balanced                        Ultra Series                    25.00%

Bond                            Ultra Series                    10.00%

Money Market                    Ultra Series                     0.00%

High Income                     Ultra Series                    25.00%

International Stock             Ultra Series                     0.00%

Emerging Growth                 Ultra Series                     0.00%

Global Securities               Ultra Series                     0.00%

SECTION  2.                         DEFINITIONS

2.1   What are the most commonly used terms and what do they mean?

accumulation unit - A unit of measure used to calculate variable contract value.

age -  Age as of last birthday.

annuitant - The person (or persons) whose life (or lives) determines the income payment benefits payable under the contract and whose death determines the death benefit. No more than two annuitants may be named. Provisions referring to the death of an annuitant mean the last surviving annuitant.

beneficiary - The person (or persons) named by the owner to whom the proceeds payable on the death of the annuitant will be paid. Prior to the payout date, if no beneficiary survives the annuitant, you or your estate will be the beneficiary.

the code -  The Internal Revenue Code of 1986, as amended.

contract anniversary - The same day and month as the contract issue date for each year the contract remains in force.

contract issue date - The date shown on the data page of the contract which is used to determine contract years and contract anniversaries.

contract year -  A twelve-month period beginning on a contract anniversary.

contract value - The total amount invested under the contract. It is the sum of the variable contract value and the loan account value.

due proof of death - Proof of death satisfactory to us. Such proof may consist of a certified copy of the death record, a certified copy of a court decree reciting a finding of death or any other proof satisfactory to us.

fund - Each investment portfolio (sometimes called a Series) of the Ultra Series Fund or any other open-end management investment company or unit investment trust in which a subaccount invests.

general account - Our assets other than those allocated to the variable account or any other separate account of CUNA Mutual Life Insurance Company.

home office - CUNA Mutual Life Insurance Company, 2000 Heritage Way, Waverly, lowa, 50677.

income unit - A unit of measure used to calculate variable income payments.

loan account - For any contract, a portion of our general account to which variable contract value is transferred to provide collateral for any loan taken under the contract.

loan amount - The sum of your loan principal plus any accrued loan interest.

net purchase payment - A purchase payment less any deduction for applicable premium expense charges.

non-qualified contract -  A contract that is not a "qualified contract."

owner - The person (or persons) who own(s) the contract and who is entitled to exercise all rights and privileges provided in the contract.

payee - The person receiving income payments upon whose life payments are based.

payout date - The date when income payments will begin, if the annuitant is still living. This date is shown on the data page.

premium expense charge - An amount we deduct from your purchase payments to cover taxes we are currently charged by your state of residence. The initial charge is shown on the data page.

pro-rata - A method of distribution of variable contract value among any of the subaccount(s). The distribution is in the same proportion that the value in each subaccount has to the total value of the affected subaccount(s).

qualified contract - A contract that is issued in connection with plans that qualify for special federal income tax treatment under Sections 401, 403(b), or 408 of the code. If your contract is a qualified contract, the term "income payment" may also be referred to as "annuity payment".

SEC -  U.S. Securities and Exchange Commission.

subaccount - A subdivision of the variable account, the assets of which are invested in a corresponding fund.

surrender value - The contract value, less any premium expense charges not previously deducted, the annual contract fee, any applicable charge for riders and loan amount.

valuation day - Each day on which valuation of the assets of a subaccount is required by applicable law.

valuation period - The period beginning at the close of the New York Stock Exchange (currently 3:00 p.m. Central Time) of one valuation day, and continuing to 3:00 p.m. Central Time, or the close of the New York Stock Exchange, whichever is earlier, of the next succeeding valuation day.

variable account - The CUNA Mutual Life Variable Annuity Account. A segregated investment account of CUNA Mutual Life Insurance Company into which net purchase payments may be allocated.

variable contract value -  The value of the contract in the variable account.

we, our, us -  CUNA Mutual Life Insurance Company.

written request - A signed and dated written notice in a form satisfactory to us and received in our home office.

you, your - The owner or owners of this contract who are entitled to exercise all rights and privileges in the policy.

SECTION  3.                         GENERAL INFORMATION

3.1   What is the entire contract?

         This contract form, the data page, any attached riders and endorsements, and a copy of the application, if attached to it, are the entire contract between you and us. No one except our president or secretary can change or waive any of our rights or requirements under this contract. Any change must be in writing.

3.2   When does this  contract become incontestable?

         This contract is incontestable from its contract issue date. The statements contained in the application (in the absence of fraud) are considered representations and not warranties.

3.3   What if the annuitant's date of birth or gender has been misstated?
         If the annuitant's date of birth has been misstated, we will adjust the payments under this contract, based on the correct date of birth. If the annuitant's gender has been misstated and the Type A life income rates apply (see the data page and Section 17), we will adjust the payments under this contract based on the correct gender. Any underpayment will be added to the next payment. Any overpayment will be subtracted from future payments.

3.4   What is the annual contract fee?

         The maximum annual contract fee is shown on the data page. The annual contract fee we charge will never be greater than the maximum. During the accumulation period, the contract fee will be deducted pro-rata from your contract value in the subaccounts on each contract anniversary. This contract fee will also be deducted on the date of any full surrender, if not on a contract anniversary. During the payout period, it will be deducted in equal amounts from any variable income payments made during a contract year. This fee is to reimburse us for the expense of maintaining this contract.

3.5   What premium expense charges may be deducted?


         We will deduct any applicable premium expense charge from surrender value, death benefit amount or the amount applied to an income payout option. However, we reserve the right to charge for the premium expense charge when it is incurred. The premium expense charge rate for your state as of the contract issue date is shown on the data page.

In addition, we reserve the right to deduct certain other premium expense charges from surrender value, death benefit amount or income payments, as appropriate. Such premium expense charges may include taxes levied by any government entity which we, in our sole discretion, determine have resulted from the establishment or maintenance of the variable account, or from the receipt by us of purchase payments, or from the issuance or termination of this contract, or from the commencement or continuance of income payments under this contract.

3.6   Will annual reports be sent?

         We will send you a report, without charge, at least annually which provides information about your contract required by any applicable law.

3.7   Can we modify the contract?

         Upon notice to you, we may modify the contract if:

a.) necessary to permit the contract or the variable account to comply with any applicable law or regulation issued by a government agency; or
b.) necessary to assure continued qualification of the contract under the code or other federal or state laws relating to retirement annuities or variable annuity contracts; or
c.) necessary to reflect a change in the operation of the variable account; or d.) the modification provides additional investment options.

In the event of most such modifications, the company will make appropriate endorsement to the contract.

SECTION  4.                        OWNER AND BENEFICIARY

4.1   What are your rights as owner of this contract?

         The owner has all rights, title and interest in this contract during the accumulation period while the annuitant is living. You may exercise all rights and options stated in this contract, subject to the rights of any irrevocable beneficiary. Assignment of your contract as collateral security will not be allowed.

4.2   How can you change the owner or beneficiary of this contract?
         You may change the owner or beneficiary of this contract by written request at any time while the annuitant is alive. The change will take effect as of the date you signed it. We are not liable for any payment we make or action we take before receiving any such written request.

If the owner is more than one person, the written request for change must be signed by all persons named as owner. A request for change of beneficiary must also be signed by any irrevocable beneficiary.

SECTION  5.                         ACCUMULATION PERIOD

5.1   What is the accumulation period?

         The accumulation period is the first of two periods of your contract. The accumulation period begins on the contract issue date stated on the data page. This period will continue until the payout date unless the contract is terminated before that date.

SECTION  6.                         PURCHASE PAYMENTS

6.1   When can purchase payments be made?

         The initial purchase payment made is shown on the data page.

Additional purchase payments may be made to the home office at any time during the accumulation period. The minimum additional purchase payment is shown on the data page.

We may not accept purchase payments beyond the contract anniversary following the annuitant's 85th birthday.

6.2   Are additional purchase payments required?

         Additional purchase payments after the initial purchase payment are not required.

6.3 How will net purchase  payments be allocated?

Net purchase payments will be allocated as you initially designated. Your initial allocation percentage is shown on the data page. This contract allows you to allocate net purchase payments to any available subaccount of the variable account.

Net purchase payments allocated to a subaccount become part of the variable contract value which fluctuates according to the investment performance of the selected subaccount(s).

You may change the allocation of subsequent net purchase payments at any time, without charge, by written request. The allocation may be 100% to any available subaccount, or may be divided among any of the subaccounts in whole percentage points totaling 100%. The minimum allocation to any subaccount is 1%. Any change will be effective at the time we receive your written request.

SECTION 7.                          INVESTMENT OPTIONS

7.1   What is the variable account?

         The variable account is a segregated investment account to which we allocate certain assets and liabilities related to the contracts and to other variable annuity contracts. The variable account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). We own the assets of the variable account. We value the assets of the variable account each valuation day.

That portion of the assets of the variable account equal to the reserves and other contract liabilities of the contracts supported by the variable account will not be charged with liabilities arising from any other business that we may conduct. We have the right to transfer to our general account any assets of the variable account that are in excess of such reserves and other contract liabilities. The income, gains and losses, realized or unrealized, from the assets allocated to the variable account will be credited to or charged against the variable account, without regard to our other income, gains or losses.

The variable account is divided into subaccounts. The subaccounts as of the contract issue date are shown on the data page. Each subaccount invests its assets solely in the shares or units of designated funds of underlying investment companies. The funds corresponding to the subaccounts available as of the contract issue date are shown on the data page. Net purchase payments allocated and transfers to a subaccount are invested in the fund supporting that subaccount.

7.2   Can the variable account be modified?

         Subject to obtaining approval or consent required by applicable law, we reserve the right to:

a.)  combine the variable account with any of our other separate accounts;
b.) eliminate or combine any subaccounts and transfer the assets of any subaccount to any other subaccount;
c.) add new subaccounts and make such subaccounts available to any class of contracts as we deem appropriate;
d.)  add new funds or remove existing funds;
e.) substitute a different fund for any existing fund, if shares or units of a fund are no longer available for investment or if we determine that investment in a fund is no longer appropriate;
f.) deregister the variable account under the 1940 Act if such registration is no longer required;
g.) operate the variable account as a management investment company under the 1940 Act (including managing the variable account under the direction of a committee) or in any other form permitted by law;
h.) restrict or eliminate any voting rights of owners or other persons having such rights as to the variable account; and
i.) make any other changes to the variable account or its operations as may be required by the 1940 Act or other applicable law or regulations.

In the event of any such substitution or other change, we may make changes to this and other contracts as may be necessary or appropriate to reflect such substitution or other changes.

SECTION  8.                         TRANSFER PRIVILEGE

8.1   Can you transfer values among and between the subaccounts?
         Your variable contract value may be transferred among the subaccounts. Transfers are subject to the following:

a.)  the transfer request must be by written request;
b.) the transfer request must be received in our home office prior to the payout date; and
c.)  the deduction of any transfer fees that we may impose.

You may make 12 transfers per contract year without charge. Each transfer after the 12th transfer may be assessed a transfer fee. The maximum transfer fee is shown on the data page. The transfer fee charged, if any, will never be greater than the maximum and will be deducted from the subaccount(s) from which the transfer is made. If a transfer is made from more than one subaccount at the same time, the transfer fee will be deducted pro-rata from the remaining variable contract value in such subaccount(s). We reserve the right to waive the transfer fees and to modify or eliminate the transfer privilege

SECTION 9.                          CONTRACT VALUE

9.1   What is your contract value?

         Your contract value at any time is equal to the sum of the values you have in the variable account and the loan account.

9.2 How is your variable contract value determined? Your variable contract value for any valuation period is the total of your subaccount values. Your value for each subaccount is equal to:

a.)  the number of that subaccount's accumulation units credited to you;
b.) multiplied by the accumulation unit value for that subaccount at the end of the valuation period for which the determination is being made.

9.3   How are accumulation unit values determined?

         The accumulation unit value for each subaccount was arbitrarily set initially at $10. Thereafter, the accumulation unit value for each subaccount at the end of every valuation period is determined by subtracting (b) from (a) and dividing the result by (c) (i.e., (a-b)/c), where:

a.)  is the net result of:
     1.) the net assets of the subaccount attributable to the accumulation units (i.e., the aggregate value of the underlying fund shares held by the subaccounts) as of the end of such valuation period;
     2.) plus or minus the cumulative credit or charge with respect to any taxes reserved for by us during the valuation period which we determine to be attributable to the operation of the subaccount.
b.) is the cumulative unpaid charge for the mortality and expense risk charge. The charge for a valuation period is equal to the daily charge for the mortality and expense risk charge multiplied by the number of days in the valuation period.
c.) is the number of accumulation units outstanding at the end of such valuation period.

         For each subaccount, net purchase payments or transferred amounts are converted into accumulation units. The number of accumulation units credited is determined by dividing the dollar amount directed to each subaccount by the value of the accumulation unit for that subaccount at the end of the valuation period in which the net purchase payment or amount is received.

Cancellation of the appropriate number of accumulation units from a subaccount will occur upon:

a.)      a partial withdrawal or surrender;
b.)      a loan;
c.)      a transfer from a subaccount;
d.)      payment of the death benefit;
e.)      the payout date;
f.)      the deduction of the annual contract fee;
g.)      imposition of any transfer fee; and
h.)      the deduction of the annual charge for riders, if any.

Accumulation units will be cancelled as of the end of the valuation period in which we receive notice of or instructions regarding the event.

SECTION  10.                        WITHDRAWAL PROVISION

10.1   What are the rules for a partial withdrawal of the surrender value?
         You may make partial withdrawals during the accumulation period by written request. You must specify the subaccount(s) from which the partial withdrawal is to be made.

We will pay you the amount you request in connection with a partial withdrawal by canceling accumulation units from appropriate subaccount(s). Partial withdrawals generally will be effective as of the date we receive written request.

If a partial withdrawal would cause the surrender value to be less than $2,000, we will treat your request as a full surrender.

10.2   What are the rules for a full surrender of the contract?
         You have the right to surrender this contract during the accumulation period by written request. You will be paid the surrender value. The surrender value is equal to:

a.) the contract value at the end of the valuation period in which we receive your request;
b.) minus the annual contract fee and any applicable charge for rider(s) if the surrender does not occur on a contract anniversary;
c.)  minus any loan amount; and
d.)  minus any applicable premium expense charges not previously deducted.

The surrender value will not be less than the amount required by state law.

Upon payment of the above surrender value, this contract is terminated and we have no further obligation under this contract. We may require that this contract be returned to our home office prior to making payment.

10.3 Are there any restrictions on payment of surrender, partial withdrawals or loans?
         Generally, the amount of any surrender, partial withdrawal or loan will be paid to you within seven days of our receipt of your written request.

We reserve the right to postpone payment of any surrender, partial withdrawal or loan from the variable account for any period when:

a.) the New York Stock Exchange is closed other than customary weekend and holiday closing;
b.)  trading on the Exchange is restricted;
c.) an emergency exists as a result of which it is not reasonable or practicable to dispose of securities held in the variable account or determine their value; or
d.)  the SEC permits delay for the protection of security holders.

The applicable rules of the SEC shall govern as to whether the conditions in (b) and (c) exist.

SECTION  11.                        DEATH OF ANNUITANT AND/OR OWNER

11.1   What if the annuitant dies during the accumulation period?
         If the annuitant dies during the accumulation period, and a co-annuitant survives, no death benefit will be paid. If the sole annuitant dies during the accumulation period and the annuitant is not an owner, we will pay the death benefit to the beneficiary. The beneficiary may elect (within 60 days of the date we receive due proof of death) to apply this sum under one of the income payout options as payee. If the deceased annuitant is also an owner, see
Section 11.2.

11.2   What if any owner dies during the accumulation period?

         If any owner dies prior to the payout date and the deceased owner is the sole annuitant, we will pay the death benefit to the beneficiary. The death benefit must be distributed within 5 years of the deceased owner's death. The beneficiary may elect (within 60 days of the date we receive due proof of death) to apply this sum under one of the annuity payout options as payee, provided:

a.) payments under the income payout option begin not later than one (1) year after the owner's death; and
b.) payments will be payable for the life of the beneficiary, or over a period not greater than the beneficiary's life expectancy.

If any owner dies and the deceased owner is not the annuitant, the new owner will be the surviving owner, if any. If there are no surviving owners, the new owner will be the annuitant (unless otherwise provided). If the sole new owner is the deceased owner's spouse, the contract may be continued. If the new owner is someone other than the deceased owner's spouse, the surrender value of the contract must be distributed within 5 years of the deceased owner's death.

SECTION 12.                          DEATH BENEFIT PROCEEDS

12.1 What amount will be paid as death benefit proceeds during the accumulation period?

         The amount that will be paid under this contract as death benefit proceeds will be determined based on the annuitant's age on your contract issue date. If there is more than one annuitant, we will use the age of the last surviving annuitant.

If the annuitant's age on your contract issue date is less than 76, the death benefit proceeds are equal to the greater of a.) or b.) as follows:

a.) The sum of your net purchase payments made as of the date due proof of death is received, minus an adjustment for each partial withdrawal made as of the date due proof of death is received, equal to (1) divided by (2), with the result multiplied by (3), where:
     (1)  = the partial withdrawal amount;
     (2)  = the contract value immediately prior to the partial withdrawal; and
     (3) = the sum of your net purchase payments immediately prior to the partial withdrawal, less any adjustments for prior partial withdrawals.

b.)  The contract value as of the date due proof of death is received.

If the annuitant's age on your contract issue date is 76 or greater, the death benefit is equal to the contract value as of the date due proof of death is received.

The death benefit described above will be reduced by any loan amount and any applicable premium expense charges not previously deducted.

SECTION  13.                        LOANS AND DIVIDENDS

13.1   Are loans available?

         Loans will be available only to certain qualified contracts. The data page indicates if loans are available. The maximum loan value is 90% of the surrender value.

You must specify the subaccount(s) from which the loan will be made. The amount borrowed from such subaccount(s) in connection with the loan will be transferred to the loan account.

Your loan amount is equal to any amounts in your loan account, plus any accrued loan interest. Interest on your loan amount will accrue at an effective annual rate of 6.50%.

Amounts in the loan account will be credited interest at an effective annual rate determined at our discretion, but not less than 3%.

On each contract anniversary and on the payout date (if not on a contract anniversary), any difference between the loan amount and the amount in the loan account will be transferred pro-rata from your values in the subaccount(s) (as described above) to the loan account unless the difference is paid in cash.

You may repay the loan amount in whole or in part while this contract is in force. An amount equal to the amount of the loan repayment will be transferred from the loan account to your subaccount(s) in the same proportion as the purchase payments are currently allocated, unless you request otherwise.

The loan amount will be deducted from any death benefit payable.

         If, on any date, your loan amount causes your surrender value to be equal to or less than zero, the contract will be in default. In this case, we will send you a notice of default and tell you what payment is needed to bring your contract out of default. You will have a 60 day grace period from the date of mailing such notice during which to pay the default amount. If the required payment is not paid within the grace period, the contract will terminate without value.

13.2   Will dividends be paid?

         We anticipate that no dividends will be payable on your contract. However, while your contract is in force, we will annually determine your contract's share in our divisible surplus. Your contract's share, if any, will be paid as a dividend on your contract anniversary.

You may request that we apply your dividends by:

a.) allocating them to your subaccount(s) in the same proportion as designated for purchase payments; or
b.)  paying them to you in cash.

Unless you tell us otherwise, dividend option  a.) above will be used.


SECTION  14.                        PAYOUT PERIOD

14.1   What is the payout period?

         The payout period is the second of the two periods of your contract. The payout period begins on the payout date. It continues until we make the last payment as provided by the income payout option chosen.

On the first day of this period, the contract value (adjusted as described below) will be applied to the income payout option shown on the data page, unless you have previously elected another option. Monthly income payments will begin as provided under that option.

The contract value applied to an income payout option will be adjusted as follows:

a.)  any applicable premium expense charge will be deducted;
b.)  any loan amount will be deducted;
c.) any applicable charge for riders will be deducted, if the payout date is not on the contract anniversary; and
d.) if the payout date is not on the contract anniversary, the annual contract fee will be deducted on a pro-rated basis. The balance of the annual contract fee will be deducted from the remaining income payments for that contract year.

SECTION 15.                        INCOME PAYMENTS

15.1   When will income payments begin?

         The first income payment will be paid as of the payout date. The payout date is shown on the data page. You may change the payout date by written request, provided that the request is received at our home office at least 30 days prior to the current payout date. Unless otherwise restricted by law or regulation, the latest payout date is the later of the contract anniversary following the annuitant's 85th birthday or 10 years after the contract issue date.

Unless changed as described above, we will use the payout date shown on the data page.

15.2 What income  payout  options are  available?
There are different ways to receive income payments. We call these income payout options. Four income payout options are described below. Option 1 is available only as a fixed income payment. Options 2, 3 and 4 are available in two forms - as a variable income payment in connection with the variable account and as a fixed income payment. Other income payout options may be available with our consent.

Option 1 - Interest Option (Fixed Income Payments Only). We will pay interest on the proceeds which we will hold as a principal sum during the lifetime of the payee. The payee may choose to receive interest payments either once a year or once a month. We will determine the effective rate of interest from time to time, but it will not be less than an effective annual interest rate of 3.50%.

Option 2 - Installment Option (Fixed or Variable Income Payments). We will pay monthly income payments for a chosen number of years, not less than 5, nor more than 30. If the original payee dies before income payments have been made for the chosen number of years: (a) income payments will be continued for the remainder of the period to the successor payee; or (b) the present value of the remaining income payments, computed at the interest rate used to create the Option 2 rates, will be paid to the successor payee or to the last surviving payee's estate, if there is no successor payee.

Dividends, if any, will be payable as determined by us. We do not anticipate any dividends will be paid.

The payee has the right to receive all remaining variable income payments due under Option 2 in one sum at any time by written request. The single payment amount will be equal to the present value of the remaining variable income payments, computed at the interest rate used to create the Option 2 rates.

Option 3 - Life Income Option - Guaranteed Period Certain (Fixed or Variable Income Payments). We will pay monthly income payments for as long as the payee lives. If the original payee dies before all of the income payments have been made for the guaranteed period certain: (a) income payments will be continued during the remainder of the guaranteed period certain to the successor payee; or
(b) the present value of the remaining income payments, computed at the interest rate used to create the Option 3 rates, will be paid to the successor payee or to the last surviving payee's estate, if there is no successor payee.

The guaranteed period certain choices are:

a.)      life income only;
b.)      5 years;
c.)      10 years;
d.)      15 years; or
e.)      20 years.

Dividends, if any, will be payable as determined by us. We do not anticipate any dividends will be paid.

         Option 4- Joint and Survivor Life Income Option - 10 Year Guaranteed Period Certain (Fixed or Variable Income Payments). We will pay monthly income payments for as long as either of the original payees is living. If at the death of the second surviving payee, income payments have been made for less than 10 years: (a) income payments will be continued during the remainder of the guaranteed period certain to the successor payee; or (b) the present value of the remaining income payments, computed at the interest rate used to create the Option 4 rates, will be paid to the successor payee or to the last surviving payee's estate, if there is no successor payee.

Dividends, if any, will be payable as determined by us. We do not anticipate any dividends will be paid.

15.3   What are the requirements for choosing an income payout option?
         We will automatically make income payments according to a life income payment option with a guaranteed period certain of 10 years, starting on the payout date, unless you choose another guaranteed period certain or income payout option. We will apply your adjusted contract value to purchase a variable income payment in the same proportion as your contract value is distributed among the subaccount(s). You may change the income payout option by written request on or prior to the payout date to an income payout option that is acceptable to us.

The minimum adjusted contract value which can be applied under Option 1 is $2,500. If the monthly interest payment for Option 1 is less than $20, we reserve the right to pay interest annually.

The minimum adjusted contract value which can be applied under Options 2, 3 or 4 is the greater of $2,500 or the amount required to provide an initial monthly income payment of $20.

We may require due proof of the age of any payee who is to receive a life income. For Type A life income rates, we may also require due proof of the gender of any payee who is to receive a life income.

The payee may name a successor payee to receive any remaining income payments due after the payee's death. The payee may exercise any ownership rights that continue after the payout date.

15.4 How will fixed income payment values be determined? The minimum dollar amount of each fixed income payment will be determined by dividing the amount applied by $1,000, and multiplying the result by the applicable option rate shown in Section 17. Higher current option rates may be available on the payout date and are available upon request to our home office.

15.5   How will variable income payment values be determined?
         The dollar amount of the initial variable income payment attributable to each subaccount will be determined by dividing the amount applied by $1,000, and multiplying the result by the applicable option rate shown in Section 17. The total initial variable income payment is the sum of the initial variable income payments attributable to the subaccount(s).

The dollar amount of the subsequent variable income payments attributable to a subaccount will be based on the number of income units credited to the contract for that subaccount and is determined by multiplying (a) by (b), where:

a.) is the number of subaccount income units; and b.) is the subaccount income unit value for the valuation period immediately preceding the due date of the payment.

The number of income units attributable to each subaccount remains fixed unless there is an exchange of income units. The number of income units is derived by dividing that portion of the initial variable income payment attributable to the subaccount by the subaccount's income unit value for the valuation period which ends immediately preceding the payout date.

The income unit value for each subaccount was arbitrarily set initially at $100. Thereafter, the income unit value for each subaccount in any valuation period is determined by dividing (a) by (b), then multiplying by (c) and adjusting the result to compensate for the assumed net investment rate of 3.50%, where:

a.)  is the accumulation unit value for the current valuation period;
b.) is the accumulation unit value for the immediately preceding valuation period; and
c.)  is the income unit value for the immediately preceding valuation period;

With an assumed net investment rate of 3.50% per year, payments after the initial payment may increase, decrease or remain constant based on whether the actual annualized investment return of the selected subaccount(s) is greater or less than the assumed 3.50% per year.

15.6 Can variable annuity units be exchanged? The payee may exchange the dollar value of a designated number of income units of a particular subaccount for an equivalent dollar amount of income units of another subaccount by written request. On the date of the exchange, the dollar amount of an income payment would be unaffected by the fact of the exchange.

No more than 4 exchanges of income units may be made during any contract year.

SECTION  16.                        DEATH OF OWNER

16.1 What if you die during the payout period? If you die on or after the payout date, any remaining proceeds will be distributed at least as rapidly as provided by the income payout option in effect.

SECTION  17.                        OPTION TABLES

17.1 What rates will be used to determine payment values? The rates shown in the following tables are used to determine the minimum payment values for monthly fixed income payments. Higher current rates may be available on the payout date, and are available upon request to our home office. These rates are also used to determine the initial variable income payment amount.

The Option 2 rates shown are based on 3.50% interest per year. The Option 3 and 4 rates are based on the Annuity 2000 Table and with compound interest at the effective rate of 3.50% per year. Rates for years payable and guaranteed periods certain not shown, if allowed by us, will be calculated on an actuarially equivalent basis and will be available upon request.

The Type A life income rates for Options 3 and 4 are based on the payee's age and gender. The Type B life income rates are based on the payee's age. The life income rates type for this contract is shown on the data page.


Option 2.  Rates - First Payment Due at Beginning of Period.

            Years                           Monthly Payment Payable Under
           Payable                        Option 2 for each $1,000 Applied
           -------                        --------------------------------
             10                                         9.83
             15                                         7.10
             20                                         5.75
             25                                         4.96
             30                                         4.45

Option 3. Life Income Rates - Guaranteed Period Certain - First Payment Due at Beginning of Period.

                            Type A Life Income Rates
                               Per $1,000 Applied

------------ --------------------------------------------------------------------------------------------------------------
                                   Age - Male
------------ --------------------------------------------------------------------------------------------------------------
   Years    55    56   57   58   59    60   61   62   63    64   65   66    67   68   69   70    71   72   73   74    75
---------------------------------------------------------------------------------------------------------------------------
     0     4.75  4.84 4.94 5.04 5.15  5.26 5.39 5.52 5.66  5.81 5.97 6.15  6.33 6.53 6.74 6.96  7.20 7.45 7.72 8.01  8.32
     5     4.74  4.83 4.92 5.02 5.13  5.24 5.36 5.49 5.62  5.77 5.92 6.08  6.26 6.44 6.64 6.84  7.06 7.28 7.53 7.78  8.05
    10     4.70  4.78 4.87 4.96 5.06  5.16 5.27 5.38 5.50  5.63 5.76 5.90  6.04 6.19 6.34 6.50  6.66 6.82 6.99 7.16  7.34
    15     4.62  4.70 4.77 4.85 4.94  5.02 5.11 5.20 5.30  5.39 5.49 5.59  5.69 5.79 5.89 5.99  6.08 6.18 6.27 6.36  6.44
    20     4.51  4.57 4.63 4.70 4.76  4.82 4.89 4.95 5.02  5.08 5.14 5.20  5.26 5.31 5.37 5.42  5.46 5.50 5.54 5.58  5.61


------------ --------------------------------------------------------------------------------------------------------------
                                  Age - Female
             --------------------------------------------------------------------------------------------------------------
   Years    55   56    57   58   59    60   61   62   63    64   65   66    67   68   69   70    71   72   73   74    75
---------------------------------------------------------------------------------------------------------------------------
     0     4.44 4.52  4.60 4.68 4.78  4.87 4.97 5.08 5.20  5.33 5.46 5.60  5.75 5.92 6.10 6.29  6.49 6.72 6.96 7.22  7.50
     5     4.43 4.51  4.59 4.67 4.76  4.86 4.96 5.07 5.18  5.30 5.43 5.57  5.72 5.88 6.05 6.23  6.43 6.64 6.86 7.10  7.36
    10     4.41 4.48  4.56 4.64 4.73  4.82 4.91 5.01 5.12  5.23 5.35 5.47  5.60 5.74 5.89 6.04  6.21 6.38 6.55 6.74  6.93
    15     4.37 4.44  4.51 4.58 4.66  4.74 4.82 4.91 5.00  5.10 5.20 5.30  5.40 5.51 5.62 5.73  5.84 5.95 6.06 6.17  6.27
    20     4.31 4.37  4.43 4.49 4.56  4.62 4.69 4.76 4.83  4.90 4.97 5.04  5.11 5.18 5.24 5.31  5.37 5.42 5.47 5.52  5.56


                            Type B Life Income Rates
                               Per $1,000 Applied

------------ -------------------------------------------------------------------------------------------------------------
                                  Age - Unisex
             -------------------------------------------------------------------------------------------------------------
   Years    55    56   57   58   59   60   61   62    63   64   65   66    67   68   69   70    71   72   73    74   75
--------------------------------------------------------------------------------------------------------------------------
     0     4.50  4.58 4.66 4.75 4.85 4.95 5.05 5.17  5.29 5.42 5.55 5.70  5.86 6.03 6.21 6.41  6.62 6.85 7.09  7.36 7.64
     5     4.49  4.57 4.65 4.74 4.83 4.93 5.04 5.15  5.26 5.39 5.52 5.67  5.82 5.98 6.15 6.34  6.54 6.75 6.98  7.22 7.48
    10     4.47  4.54 4.62 4.70 4.79 4.88 4.98 5.08  5.19 5.30 5.42 5.55  5.69 5.83 5.97 6.13  6.29 6.46 6.63  6.81 7.00
    15     4.42  4.49 4.56 4.63 4.71 4.79 4.88 4.97  5.06 5.15 5.25 5.35  5.46 5.56 5.67 5.78  5.89 5.99 6.10  6.20 6.31
    20     4.35  4.41 4.47 4.53 4.60 4.66 4.73 4.80  4.87 4.94 5.01 5.07  5.14 5.21 5.27 5.33  5.38 5.44 5.48  5.53 5.57

Option 4. Life Income Factors - Joint and Survivor - 10 Year Guaranteed Period Certain - First Payment Due at Beginning of Period.

              Type A Life Income Rates
                  Per $1,000 Applied

         ---------------------------------------
             Age           Age - Female
                    ---------------------------
            Male     55   60    65   70   75
         --------------------------------------
             55     4.06 4.21  4.36 4.48 4.57
             60     4.16 4.38  4.59 4.78 4.93
             65     4.25 4.52  4.81 5.09 5.35
             70     4.31 4.63  5.00 5.39 5.78
             75     4.36 4.71  5.14 5.65 6.18
         --------------------------------------


             Type B Life Income Rates
                  Per $1,000 Applied

         ---------------------------------------
                           Age - Unisex
             Age
         ---------------------------------------
           Unisex    55   60    65   70   75
         --------------------------------------
             55     4.01 4.14  4.25 4.33 4.39
             60     4.14 4.32  4.49 4.63 4.74
             65     4.25 4.49  4.74 4.96 5.15
             70     4.33 4.63  4.96 5.30 5.61
             75     4.39 4.74  5.15 5.61 6.08
         --------------------------------------

                            FLEXIBLE PREMIUM DEFERRED

                                VARIABLE ANNUITY

                 Flexible Purchase Payments as Described Herein

                   Income Payments Starting on the Payout Date

             Death Benefit Payable at Death Prior to the Payout Date

                                  Participating


                       CUNA MUTUAL LIFE INSURANCE COMPANY
                     2000 Heritage Way, Waverly, Iowa 50677
                            Telephone: (319) 352-4090

                                  Exhibit 4.(g)
                     4.(g) 5% Guarantee Death Benefit Rider

RIDER SECTION 1.                         GENERAL INFORMATION

1.1   What is our agreement with you?

Our agreement with you includes this rider and its application, as a part of the contract to which it is attached. The provisions of the contract apply to this rider unless they conflict with the rider. If there is a conflict, the rider provision will apply. The issue date for this rider is the same issue date as the contract to which it is attached.

We promise to provide the death benefit described in this rider as long as the contract and this rider are in force and all the terms and conditions of this rider are met.

1.2   What is the benefit provided by this rider?
This rider provides a 5% annual guarantee death benefit during the accumulation period.

1.3   When will this rider terminate?
This rider will terminate on the earliest of:

a.)   the date death proceeds become payable;
b.)   the payout date;
c.)   the date you surrender your contract; or
d.)   the date you choose to end this rider. You may end it by written request.

Once this rider terminates, the charges for it will cease and the benefit will no longer be available.

RIDER SECTION 2.                         RIDER CHARGES

2.1   Is there a charge for this rider?

The annual charge for this rider is shown on the contract data page. The charge is equal to a percentage of the average contract value for the prior 12 month period. During the accumulation period, this charge will be deducted pro-rata from your contract value on each contract anniversary. This charge will also be deducted on the date of any full surrender or payout date, if not on a contract anniversary. The charge for a partial year will be in proportion to the number of months since the prior contract anniversary. A partial month will be counted as a full month.

RIDER SECTION 3.                         DEATH BENEFIT PROCEEDS

3.1 What amount will be paid as death benefit proceeds during the accumulation period? The amount that will be paid under this contract as death benefit proceeds is equal to the greater of:

a.) the death benefit proceeds provided by the contract to which this rider is attached;
b.) the death benefit proceeds provided by any other rider attached to the contract; or
c.) the 5% annual guarantee death benefit described in Rider Section 4 as of the date due proof of death is received.

The death benefit proceeds described above will be reduced by any loan amount and any applicable premium expense charges not previously deducted.

RIDER SECTION 4.                         5% ANNUAL GUARANTEE DEATH BENEFIT

4.1   How do we determine the 5% annual guarantee death benefit?

On the contract issue date, the 5% annual guarantee value is equal to your initial purchase payment.

After the contract issue date, the 5% annual guarantee value on each contract anniversary will be equal to the lesser of a.) or b.) as follows:

a.) The sum of all net purchase payments received, minus an adjustment for each partial withdrawal as described below, plus interest compounded daily at a rate equal to 5% per year; or

b.)  200% of all net purchase payments received.

The adjustment for each partial withdrawal is equal to (1) divided by (2), with the result multiplied by (3), where:

(1)  = the partial withdrawal amount;
(2)  = the contract value immediately prior to the partial withdrawal; and
(3) = the 5% annual guarantee death benefit immediately prior to the partial withdrawal, less any adjustments for prior partial withdrawals.

CUNA Mutual Life Insurance Company
A Mutual Insurance Company

President

                                Exhibits 4. (h)
              4.(h) 7 Year Anniversary Value Death Benefit Rider.

                  7 YEAR ANNIVERSARY VALUE DEATH BENEFIT RIDER

RIDER SECTION 1.                         GENERAL INFORMATION

1.1   What is our agreement with you?

Our agreement with you includes this rider and its application, as a part of the contract to which it is attached. The provisions of the contract apply to this rider unless they conflict with the rider. If there is a conflict, the rider provision will apply. The issue date for this rider is the same issue date as the contract to which it is attached.

We promise to provide the death benefit described in this rider as long as the contract and this rider are in force and all the terms and conditions of this rider are met.

1.2   What is the benefit provided by this rider?
This rider provides a 7 year anniversary value death benefit during the accumulation period.

1.3   When will this rider terminate?
This rider will terminate on the earliest of:

a.)   the date death proceeds become payable;
b.)   the payout date;
c.)   the date you surrender your contract; or
d.)   the date you choose to end this rider. You may end it by written request.

Once this rider terminates, the charges for it will cease and the benefit will no longer be available.

RIDER SECTION 2.                         RIDER CHARGES

2.1   Is there a charge for this rider?

The annual charge for this rider is shown on the contract data page. The charge is equal to a percentage of the average contract value for the prior 12 month period. During the accumulation period, this charge will be deducted pro-rata from your contract value on each contract anniversary. This charge will also be deducted on the date of any full surrender or payout date, if not on a contract anniversary. The charge for a partial year will be in proportion to the number of months since the prior contract anniversary. A partial month will be counted as a full month.

RIDER SECTION 3.                         DEATH BENEFIT PROCEEDS

3.1 What amount will be paid as death benefit proceeds during the accumulation period? The amount that will be paid under this contract as death benefit proceeds is equal to the greater of:

a.) the death benefit proceeds provided by the contract to which this rider is attached;
b.) the death benefit proceeds provided by any other rider attached to the contract; or
c.) the 7 year anniversary value described in Rider Section 4 as of the date due proof of death is received.

The death benefit proceeds described above will be reduced by any loan amount and any applicable premium expense charges not previously deducted.

RIDER SECTION 4.                         7 YEAR ANNIVERSARY VALUE

4.1   What is the 7 year anniversary value?

On the contract issue date, the 7 year anniversary value is equal to your initial purchase payment.

After the contract issue date, the 7 year anniversary value will be calculated on the following dates:

a.)      the date we receive an additional purchase payment;
b.)      the date of payment of a partial withdrawal; and
c.)      on each 7th contract anniversary.

Such value is calculated on each of these dates as follows:

Purchase payment. The 7 year anniversary value upon receipt of a purchase payment is equal to:

a.)      the most recently calculated 7 year anniversary value;
b.)      plus the net purchase payment.

Partial withdrawal. The 7 year anniversary value upon payment of a partial withdrawal is equal to:

a.)  the most recently calculated 7 year anniversary value;
b.)  minus an  adjustment  for each partial  withdrawal  equal to (1) divided by
     (2), with the result multiplied by (3), where:

     (1)  = the partial withdrawal amount;
     (2)  = the contract value immediately prior to the partial withdrawal; and
     (3) = the most recently calculated 7 year anniversary value immediately prior to the partial withdrawal, less any adjustments for prior partial withdrawals.

7th Contract anniversary. The 7 year anniversary value on each 7th contract anniversary is equal to the greater of:

a.)      your contract value; or
b.)      the most recently calculated 7 year anniversary value.

CUNA Mutual Life Insurance Company
A Mutual Insurance Company

President

                                Exhibits 4. (i)
              4.(i) Maximum Anniversary Value Death Benefit Rider.

                  MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT RIDER

RIDER SECTION 1.                         GENERAL INFORMATION

1.1   What is our agreement with you?

Our agreement with you includes this rider and its application, as a part of the contract to which it is attached. The provisions of the contract apply to this rider unless they conflict with the rider. If there is a conflict, the rider provision will apply. The issue date for this rider is the same issue date as the contract to which it is attached.

We promise to provide the death benefit described in this rider as long as the contract and this rider are in force and all the terms and conditions of this rider are met.

1.2   What is the benefit provided by this rider?
This rider provides a maximum anniversary value death benefit during the accumulation period.

1.3   When will this rider terminate?
This rider will terminate on the earliest of:

a.)   the date death proceeds become payable;
b.)   the payout date;
c.)   the date you surrender your contract; or
d.)   the date you choose to end this rider.  You may end it by written request.

Once this rider terminates, the charges for it will cease and the benefit will no longer be available.

RIDER SECTION 2.                         RIDER CHARGES

2.1   Is there a charge for this rider?

The annual charge for this rider is shown on the contract data page. The charge is equal to a percentage of the average monthly contract value for the prior 12 month period. During the accumulation period, this charge will be deducted pro-rata from your contract value on each contract anniversary. This charge will also be deducted on the date of any full surrender or payout date, if not on a contract anniversary. The charge for a partial year will be in proportion to the number of months since the prior contract anniversary. A partial month will be counted as a full month.

RIDER SECTION 3.                         DEATH BENEFIT PROCEEDS

3.1 What amount will be paid as death benefit proceeds during the accumulation period? The amount that will be paid under this contract as death benefit proceeds is equal to the greater of:

a.) the death benefit proceeds provided by the contract to which this rider is attached;
b.) the death benefit proceeds provided by any other rider attached to the contract; or
c.) the maximum anniversary value described in Rider Section 4 as of the date due proof of death is received.

The death benefit proceeds described above will be reduced by any loan amount and any applicable premium expense charges not previously deducted.

RIDER SECTION 4.                         MAXIMUM ANNIVERSARY VALUE

4.1   What is the maximum anniversary value?

On the contract issue date, the maximum anniversary value is equal to your initial purchase payment.

After the contract issue date, the maximum anniversary value will be calculated on the following dates:

a.)      the date we receive an additional purchase payment;
b.)      the date of payment of a partial withdrawal; and
c.)      on each contract anniversary.

Such value is calculated on each of these dates as follows:

Purchase payment. The maximum anniversary value upon receipt of a purchase payment is equal to:

a.)      the most recently calculated maximum anniversary value;
b.)      plus the net purchase payment.

Partial withdrawal. The maximum anniversary value upon payment of a partial withdrawal is equal to:

a.)  the most recently calculated maximum anniversary value;
b.)  minus an  adjustment  for each partial  withdrawal  equal to (1) divided by
     (2), with the result multiplied by (3), where:

     (1)  = the partial withdrawal amount;

     (2)  = the contract value immediately prior to the partial withdrawal; and

     (3) = the most recently calculated maximum anniversary value immediately prior to the partial withdrawal, less any adjustments for prior partial withdrawals.

Contract anniversary. The maximum anniversary value on each contract anniversary is equal to the greater of:

a.)      your contract value; or
b.)      the most recently calculated maximum anniversary value.



CUNA Mutual Life Insurance Company
A Mutual Insurance Company

President

                                Exhibits 4. (j)
                 4.(j) Waiver of Surrender Charge Endorsement.

                     WAIVER OF SURRENDER CHARGE ENDORSEMENT

SECTION 1.                               GENERAL INFORMATION

What is our agreement with you?

Our agreement with you includes this endorsement as a part of the contract to which it is attached. The provisions of the contract apply to this endorsement unless changed by this endorsement.

SECTION 2.                               BENEFIT

What is the benefit provided by this endorsement?

This endorsement waives any applicable surrender charges and any market value adjustment for a partial withdrawal or full surrender during the accumulation period on the contract to which it is attached. This benefit may be exercised only one time. It is subject to providing proof satisfactory to us that one of the following conditions has occurred after the contract issue date and prior to the payout date. Proof must be provided at the time of your request for surrender or partial withdrawal.

Nursing Home or Hospital. The annuitant has been admitted to a nursing home or hospital and has been confined to such nursing home or hospital for at least 180 consecutive days.

Terminal Illness. The annuitant has been determined to be terminally ill. Terminally ill means that due to illness or accident, the annuitant's life expectancy is 12 months or less.

Unemployment. The annuitant becomes unemployed at least one year after the contract issue date and the following conditions have been met:

a.) unemployment compensation has been received for at least 30 days as a result of that unemployment; and
b.)  unemployment compensation is being received at the time of your request.

Disaster. The annuitant's primary residence is located in an area of a major disaster as determined by a Presidential declaration under the Robert T. Stafford Disaster Assistance and Emergency Relief Act as amended (`the act") and the following conditions have been met:

a.) the annuitant is eligible and has applied for individual assistance for damage to their primary residence under the guidelines of the act as administered through the Federal Emergency Management Agency (FEMA);
b.)  the damage is in excess of $50,000,  as  verified by a licensed  appraiser;
     and
c.) the request to exercise this benefit is made no later than the 91st day following the disaster declaration.


CUNA Mutual Life Insurance Company
A Mutual Insurance Company

President